Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Interim Financial Statements

As of September 30, 2012

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of September 30, 2012 and December 31, 2011
(In million of Chilean pesos - MCh$)

	Notes	30.09.2012	31.12.2011
ASSETS		MM$	MM$
Cash and deposits in banks	5	417,245	265,747
Items in course of collection	5	239,246	96,230
Trading portfolio financial assets		267,162	166,039
Investments under agreements to resell		62,954	23,251
Derivative financial instruments		301,658	248,982
Loans and receivables from banks	6	242,907	304,098
Loans and receivables from customers, net	7	9,571,281	6,711,945
Financial investments available-for-sale		1,048,260	843,250
Financial investments held-to-maturity		97,853	21,962
Investments in other companies		5,732	3,583
Intangible assets	18	456,208	12,239
Property, plant and equipment, net	9	67,697	57,225
Current income tax provision		-	6,278
Deferred income taxes		35,276	25,080
Other assets		147,692	102,775
TOTAL ASSETS		**12,961,171**	**8,888,684**
LIABILITIES			
Current accounts and demand deposits	10	1,022,990	682,720
Items in course of collection	5	201,638	36,948
Investments under agreements to repurchase		174,219	130,549
Time deposits and saving accounts	10	7,445,456	4,824,378
Derivative financial instruments		224,030	166,872
Borrowings from financial institutions		902,652	663,626
Debt issued	11	1,722,544	1,522,773
Other financial obligations	11	18,497	20,053
Current income tax provision		4,192	-
Deferred income taxes		119,838	25,352
Provisions		70,075	42,030
Other liabilities		77,249	30,981
TOTAL LIABILITIES		**11,983,380**	**8,146,282**
SHAREHOLDERS' EQUITY			
Attributable to equity holders of the Bank:			
Capital		638,234	507,108
Reserves		276,138	139,140
Valuation gains (losses)	13	(44,112)	(5,639)
Retained earnings:		55,516	99,184
Retained earnings from previous periods		13,190	16,897
Income for the period		83,834	119,142
Less: Accrual for mandatory dividends		(41,508)	(36,855)
		925,776	739,793
Non controlling interest	13	52,015	2,609
TOTAL SHAREHOLDERS' EQUITY		**977,791**	**742,402**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		**12,961,171**	**8,888,684**

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the nine months period ended September 30, 2012 and 2011
(In million of Chilean pesos - MCh$)

	Notes	30.09.2012 MM$	30.09.2011 MM$
Interest income	14	511,118	374,956
Interest expense	14	(342,113)	(232,697)
Net interest income		**169,005**	**142,259**
Fees and income from services		70,890	50,153
Expenses from services		(13,009)	(8,774)
Fees and income from services, net		**57,881**	**41,379**
Trading and investment income, net		38,484	57,124
Foreign exchange gains (losses), net		25,349	6,854
Other operating revenue		15,421	7,558
Trading and Investment, Foreign Exchange Gains and Other Operating Income		**306,140**	**255,174**
Provisions for loan losses		(40,813)	(34,285)
Total Operating Income, Net of Loan Losses, Interest and Fees		**265,327**	**220,889**
Personnel salaries expenses		(81,692)	(56,855)
Administration expenses		(58,726)	(38,186)
Depreciation and amortization	16	(11,061)	(5,519)
Impairment		-	-
Other operating expenses		(18,376)	(10,505)
Total Operating Expenses		**(169,855)**	**(111,065)**
Total Net Operating Income		**95,472**	**109,824**
Income attributable to investments in other companies		(73)	232
Income before income taxes		**95,399**	**110,056**
Income taxes		(11,870)	(18,145)
Net income for the year		**83,529**	**91,911**
Attributable to:			
Equity holders of the Bank		83,834	93,069
Minority interest		(305)	(1,158)
Earnings per share attributable to equity holders of the Bank: (stated in Ch$)			
Basic earnings per share		0.308	0.396
Diluted earnings per share		0.308	0.396

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
For the nine months period ended September 30, 2012 and 2011
(In million of Chilean pesos - MCh$)

	Notes	30.09.2012	30.09.2011
		MM$	MM$
Net income for the year		**83,529**	**91,911**
Other Comprehensive Income			
Financial instruments available-for-sale		(183)	234
Exchange differences on translation- New York Branch - Investment Colombia		(39,929)	1,244
Hedge of net investment in foreign operation		1,133	(1,270)
Cash flow Hedge effect		761	(3,345)
Other comprehensive income before income taxes		**(38,218)**	**(3,137)**
Income tax on other comprehensive income		(255)	773
Total other comprehensive income (loss)		**(38,473)**	**(2,364)**
Comprehensive income for the year		**45,056**	**89,547**
Attributable to:			
Equity holders of the Bank:		45,361	90,705
Non controlling interest		(305)	(1,158)

Notes N° 1 to N° 19 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the nine months period ended September 30, 2012 and 2011
(In million of Chilean pesos - MCh$)

	Notes	30.09.2012	30.09.2011
		MM$	MM$
CASH FLOW FROM OPERATING ACTIVITIES:			
Income before income taxes		95,399	110,056
Non-controlling interest		(305)	(1,158)
Charges (credits) to income not representing cash flow:			
Depreciation and amortization	16	11,061	5,519
Provision for loan losses	15	51,319	43,233
Provisions and write-offs for assets received in lieu of payment		1,947	718
Contingency provisions		(2,478)	2,162
Adjustment to market value for financial investments available-for-sale and derivatives		(1,988)	(81,614)
Net interest income	14	(169,005)	(142,259)
Net fees and income from services		(57,881)	(41,379)
Net foreign exchange gains (losses)		(25,349)	(6,854)
Changes in assets and liabilities due to deferred taxes		(8,356)	3,987
Other charges (credits) to income not representing cash flows		31,650	34,490
Subtotals		**(73,986)**	**(73,099)**
Increase/decrease in operating assets and liabilities:		(1,124,046)	(985,654)
Increase/decrease in operating assets and liabilities:		73,349	85,015
Loans and receivables to customers and banks		133,711	124,734
Investments under agreements to repurchase		(146,754)	272,226
Trading portfolio financial assets		28,315	(11,000)
Financial investments available-for-sale		(13,620)	7,178
Other assets and liabilities		1,336,109	425,602
Time deposits and saving accounts		75,540	103,676
Current accounts and demand deposits		43,506	(62,570)
Investments under agreements to resell		283	9,890
Foreign borrowings obtained		616,274	777,995
Repayment of foreign borrowings		(545,995)	(607,952)
Net (decrease) increase of other obligations with banks		(511)	(37,382)
Income tax paid		(11,870)	(18,145)
Repayment of other borrowings		(3,810)	(3,386)
Net cash (used in) provided by operating activities		**386,495**	**7,128**
CASH FLOW FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment		(22,749)	(4,275)
Contributions to companies to subsidiaries		(2,530)	-
Colombia Subsidiary Acquisition, net of cash built	8	(458,292)	-
Sale of assets received in lieu of payment or in foreclosure		1,227	(426)
Net cash (used in) provided by investment activities		**(482,344)**	**(4,701)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Issued debt		520,707	304,858
Redemption of issued debt		(389,758)	(35,449)
Capital increase	6/13	268,124	171,355
Paid dividends		(122,849)	(119,043)
Net cash provided (used in) provided by financing activities		**276,224**	**321,721**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**180,375**	**324,148**
Cash and cash equivalents at beginning of year		534,341	393,721
Cash and cash equivalents at end of year	5	714,716	717,869
Net increase (decrease) in cash and cash equivalents		**180,375**	**324,148**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information – Bank´s and Subsidiaries Background
CorpBanca

CorpBanca, is a banking corporation organized pursuant to the laws of the Republic of Chile.  The institution’s purpose is to implement and act upon all those acts, contracts, operations or business transactions that the General Banking Act will allow without prejudice to extend or narrow its scope in harmony with the law and any change that the law may have in the future, without requiring the modification of its statutes. This basis ranges from individual persons up to large corporations.

i)           Our History

CorpBanca is the oldest private bank currently operating in Chile. Originally it was founded as “Banco de Concepción” in 1871 by a group of residents of the city of Concepción, led by Anibal Pinto, who later became President of the Republic of Chile. In 1971, the ownership of “Banco de Concepción” was transfer to a government agency, the Development Corporation (CORFO). In the same year the Bank acquired the French and Italian Bank in Chile, which allowed the bank to have a presence in Santiago. Between 1972 and 1975,   the banks of Chillan and Valdivia were acquired. In November 1975, CORFO sold its shares to private entities/individuals, who took control of the bank in 1976. In 1980 the bank changed its name to “Banco Concepción”.

In 1983 the Bank was taken over by the Chilean Superintendency of Banks, staying under control until 1986, when it was acquired by the National Mining Society (SONAMI). Under the control of SONAMI, the Bank focused on financing for small mining companies and medium companies, increasing its capital and selling part of their high risk portfolio to the Central Bank of Chile.

In 1996 a group of investors led by Mr. Alvaro Saieh Bendeck, acquired a majority stake of “Banco Concepción”. After the change of ownership in 1996, the controlling group took significant steps toward managing its risks, improving its operational efficiency and expanding the operations of CorpBanca. These measures included the strict enforcement of provisions, cost reduction, technological improvements and productivity increases. As part of the change, they also changed the name to "CorpBanca" and formed a management team with extensive administrative experience in the financial services in the Chilean Banking Industry.

Since 1998 CorpBanca has expanded its operations significantly through acquisitions, such as those of the consumer loan division of “Banco Sud Americano Corfinsa” (now Scotiabank Chile) S.A. and “Financiera Condell”, as well as organic growth. In this context, they began expanding internationally in 2009 with the opening of the New York branch; in 2011 a representative office in Madrid was opened and an agreement was signed with Banco Santander Spain to acquire its subsidiary bank in Colombia (settled in the first half of 2012).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ii)           CorpBanca Today

CorpBanca-controlled by the Saieh Group with a 61% stake, is the fourth largest private bank in Chile. Its total consolidated assets totaled $12,961,172 million (US$27,348 million) and shareholders‘equity  of $977,792 million (U.S.$2,063 million as of September 2012) Focused on large and medium enterprises and individuals, offers a wide range of universal bank to through its distribution network comprised of 117 branches, 436 ATMs, internet banking and mobile banking. Complemented her business-brokerage subsidiaries and insurance and financial advisory-AGF, and trading on-a branch in New York, a representative office in Madrid and a banking subsidiary in Colombia.

Since its acquisition by the Saieh Group, CorpBanca been showing a remarkable performance, with a significant expansion of market share and sustained improvements in profitability. In twelve months to September 2012 return on average equity (ROAE) reached 13.9% and BIS Ratio was 10.8%. In the 12 months that ended in August 2012 its market share in loans grew by 121 basis points, reaching 8.4%. The key to success of CorpBanca has been to understand the needs of customers, with innovative products and services, with a highly qualified management and very close.

One of the most important milestones during 2011 was CorpBanca reach an agreement with Banco Santander, S.A. to acquire a 92% stake in Banco Santander Colombia SA and also to buy a stock brokerage, an insurance brokerage and trustee company. With this acquisition, CorpBanca strengthens its growth strategy and becomes the first Chilean financial institution that has a foreign bank subsidiary. CorpBanca's total investment in this transaction amounted to approximately U.S.$1,110 million were financed with equity and a new capital increase of U.S.$536 million. Furthermore, CorpGroup agreed with Santo Domingo Group, one of the largest business groups in Colombia. Consequently, two important Latin American economic groups joined forces as shareholders of CorpBanca to execute its expansion plan and support in building business relationships and create value for its customers in Colombia. As anticipated that this transaction was completed during the first half of 2012.

In the triennium 2012-2015, the development of the strategy CorpBanca in Chile will be based on the benefits provided by its membership in a group with presence in major economic sectors of the national economy. This gives it a unique advantage over its competition for commercial and cost synergies and therefore sustain the growth of its market share and its returns. CorpBanca aims to become the No. 1 bank, with a market share of over 12% and a return on equity of over 20%.

iii)           Corpbanca and Subsidiaries

CorpBanca and its subsidiaries (collectively referred to hereinafter as "Bank" or "CorpBanca") offer consumer and commercial banking products, and other services, including factoring, collections, leasing, insurance and securities brokerage, mutual funds and investment fund management and investment banking in Chile, along with a direct operation in Colombia. The history of the subsidiaries and / or branches in Chile and abroad are summarized below:

CorpBanca is the headquarters of a diverse group of subsidiaries which are engaged in different activities. Consequently, CorpBanca is required to develop, in addition to its own complete set of

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

financial statements, consolidated financial statements incorporating their subsidiaries and foreign branches, which also include investment in other entities that render business support to the organization. Below is a description of the foreign subsidiaries and branches:

Banco CorpBanca. Parent company of a diverse group of subsidiaries, which are engaged in different activities. Consequently, CorpBanca is obliged to prepare, in addition to its own complete set of financial statements, consolidated financial statements incorporate their subsidiaries and foreign branch, and including further investments in business support organizations. Below is a description of the subsidiaries and foreign branch:

CorpBanca Corredores de Bolsa SA. It was incorporated by public deed on the 27 January 1993. Its purpose is to engage in brokerage operations, such as Stock Brokers, in the terms referred in  Article No. 24 of Law No. 18,045, subject to those additional activities that the Superintendency of Securities and Insurance (SVS) authorizing the brokerage. It is registered in the Register of Securities Brokers and Agents of the SVS under No. 160 of 11 May 1993.

CorpBanca Administradora General de Fondos S.A. It was established by deed dated December 23, 1986, completed by deed dated February 13, 1987, both executed before the Notary of Santiago Mr. Andres Rubio Flores, and by deed executed before Notary in the same city Don Aliro Velozo Muñoz dated March 12, 1987. On March 20, 1987, by Resolution No. 034, the SVS approved the existence of the company, which later changed its name to the present. Its sole purpose is managing mutual funds governed by the DL No. 1328 of 1976 Mutual Funds Act, investment fund governed by Law No. 18,815, of capital investment funds abroad governed by Law 18,657 of housing funds governed by Law 19,281 and any other funds whose control is vested in the SVS, and conducting any of the complementary activities authorized by all the terms defined in Article 220 of Law 18,045 Securities Market, as well as managing any other type of current funds or future that the legislation may  authorize.

CorpBanca Asesoría Financieras S.A. It was incorporated by public deed on the 27 January 1992 as a non-traded corporation. Its purpose is to provide additional financial advisory services in addition to banking services. It is legislated by Article 70, letter b) of the General Law of Banks and subject to supervision by the Superintendency of Banks and Financial Institutions (SBIF).

CorpBanca Corredores de Seguro S.A. It was incorporated by deed dated September 8, 1996, granted before Notary Public Mr. Kamel Saquel Zaror. The purpose of the Company is the brokerage of life general insurance, with the sole exclusion of pension insurance, with any national insurer based in the country, and providing advisory and consultancy services in the insurance area and investment in tangible property and real estate.

CorpLegal S.A. It was incorporated by deed dated March 9, 2007 as a non-traded corporation. Its purpose is to provide all kind of legal services to CorpBanca, its subsidiaries and / or its customers, with operations that are granted to them. It is governed by Article 70 letter b) of the General Banking Act and is subject to oversight by the SBIF.

CorpBanca Agencia de Valores S.A. Entity formed in Santiago on 16 November 2009, according to public deed executed before Gustavo Montero Marti, Public Notary in replacement of the forty-eighth of Santiago Mr. José Musalem Saffie, beginning its operations dated the 2nd of December

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2009. It is registered in the Register of Brokers and Banks of the SVS under No. 200 on the 23rd of February 2010. Its purpose is to engage in the securities brokerage operations as stock broker on the terms contemplated in Article 24 of Law 18,045, and it also can perform additional activities that the SVS authorized to brokerages.

CorpBanca Nueva York Branch. On 4th of May, 2009 this branch came into operation , with banking license issued by the State of New York authorities. Its mission is to satisfy the international financial needs of CorpBanca’s clients, with high standards of service quality, personalized service and competitive products with high added value from the world's financial center. It is focused on commercial banking, centralized on providing banking services  in New York and consequently in the US, for Corpbanca´s Headquarter clients as well as granting working capital and corporate financing to companies throughout Latin America. This entity has complete dependence on its Headquarters.

SMU CORP S.A. Company formed in Santiago on the 2 of September 2009, recorded in public deed executed before Gustavo Montero Marti, Notary Public in replacement of the owner of the Forty Eighth Notary of Santiago Mr. José Musalem Saffie, starting its operations on the 31st of March 2010, its capital being effective on the 10th of October 2010. Its objective is to issue, operate and manage credit cards that will be used for granting credit to customers in their own Supermarket “Unimarc Supermarkets”. It is legislated by Article 70, letter b) of the General Law of Banks and subject to oversight by the SBIF.

CorpBanca Colombia (Ex - Banco Santander Colombia, S.A.) .  Private limited company, incorporated by public deed No. 721 of October 5, 1912. The bank's primary residence is the city of Bogota, DC, Republic of Colombia. Its corporate purpose raising funds on current account, as well as the recruitment of other deposits and term, with the main purpose of active credit operations. You can also perform the acts and make all the investments that they are legally authorized to banking establishments. It has subsidiary Santander Investment Securities S.A. Brokerage commission, with a share of 94.94% (since September 1997), as subordinate, which is active in investment banking and securities firm, and domiciled in Bogotá. It also has stake in Santander Colombia S.A. Investment Trust, trust company (subsidiary since June 2012, participating in a 94.5009%), whose corporate purpose is holding actions, contracts and operations, developing activities primarily through trusts investment management, and real estate collateral. These institutions are regulated by the Financial Superintendence of Colombia which has an agreement with the SBIF supervision.

On May 29, 2012 CorpBanca took control of Banco Corpbanca Colombia (BCC)(Ex- Banco Santander Colombia (BSC)) through the acquisition of 51% of its shares to Banco Santander S.A. Spain Subsequently, on June 22, 2012, CorpBanca acquired an additional 40.93% ownership of this bank, reaching 91.93% of the share capital. BCC has a 3.0% market share in loans and 3.1% in customer deposits as of August 2012. His strategy has prioritized i) selective growth, ii) low risk, high provision coverage, along with iii) a comfortable liquidity and adequate capitalization levels. In August 2012 its assets were approximately U.S. $ 4,980 million and its loan portfolio of over U.S. $ 3,360 million (with a ratio of 60% versus 40% for loans to companies and individuals). BCC has shown increasing returns, registering at August of 2012 an annualized return on equity at around 15.9%, with an indicator of 11.9% Basel. With this acquisition, CorpBanca looking accompany

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Chilean companies in their regional expansion and at the same time, participate in the growing Colombian banking market, one of the most attractive worldwide. This potential based on solid economic prospects of Colombia (classified in "investment grade" by Standard & Poor's, Moody's and Fitch Ratings) and low penetration currently shows its banking industry (35% versus 73% of loans in the financial system to GDP in Colombia and Chile, respectively). The high professional level executives and employees exhibiting the Colombian capital market and the expertise to successfully develop CorpBanca their work in a banking system like Chile's deepest, are two of the key issues underlying the expected success this acquisition. Thus, CorpBanca is building a platform for growth and increased profitability, and increased profit generation in the future. Additionally, the capital increase associated with this transaction will enable the bank to strengthen its capital position and enhance its ability to grow in Chile.

PRINCIPAL ACCOUNTING CRITERIA AND OTHERS

a)	Accounting Period

The Consolidated Financial Statements (hereinafter “Financial Statements”) covers the years ended September 30, 2012 and December 31, 2011, respectively.

b)	Basis of preparation of the consolidated financial statements

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the regulatory agency that according to Article 15 of the General Banking Law establishes that, pursuant to the legal provisions, banks must apply the accounting criteria issued by that Superintendency and in all such matters not specifically covered by it -provided they do not contradict its instructions- they must abide by the generally accepted accounting criteria that correspond to the technical standards issued by the Chilean Association of Accountants (Colegio de Contadores de Chile A.G.) coinciding with the international financial reporting standards (IFRS/NIIF) issued by the International Accounting Standards Board (IASB).  In case of discrepancies between the accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Norms), the latter shall prevail.

The financial statements notes contain additional information to that submitted in the Consolidated State of Financial Situation, Consolidated Income Statements, Consolidated Comprehensive Income Statements, and Statement of Changes in Net Shareholders’ equity, and Cash Flow Statement.  These statements provide a narrative description of such statements in a clear, reliable and comparable manner.

In accordance with Chapter C-2 “Interim Statements of Situation” of the Compendium of  Accounting Standards issued by the Superintendency of Banks and Financial Institutions, the  notes that are contained in these financial statements have prepared in accordance with IAS  N°34.

The main accounting policies adopted in preparing these financial statements are described below.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c)	Basis of consolidation

The Consolidated Financial Statements include the financial statements of the Bank, its subsidiaries and the New York Branch that participate in the consolidation as of September 30, 2012 and December 31, 2011, and include the necessary adjustments and reclassifications to the financial statements of subsidiaries and the New York Branch to bring their accounting policies and valuation criteria into line with those applied by the Bank, in accordance with IFRS – IASB.

All significant balances and transactions between the Bank, its subsidiaries and the New York Branch have been eliminated in full on consolidation.

For consolidation purposes, the financial statements of the New York Branch have been translated into Chilean pesos at the closing exchange rate of $473.94 per USD1 as of September 30, 2012 ($519,08 per USD1 as of December 31, 2011), same situation for Colombian subsidiaries using an exchange rate of $ 0.2634 per COP $ 1, pursuant to International Accounting Standard (IAS) 21 – The Effects of Changes in Foreign Exchange Rates, related to the valuation of foreign investments in economically stable countries.

Subsidiaries assets, liabilities, operating income and revenue net of consolidation adjustment, represent a 21.45%, 22.7%, 34.7% y un 44.5% respectively, out of the total consolidated assets, liabilities, net operating income and the net revenue as of September 30, 2012 (6.07%, 6.6%, 12.3% and 14.7% in 2011, respectively1). Unrealized income from transactions within the company’s subsidiaries whose investments are recognized under the equity method are eliminated from the investment, this according to the percentage interest in the assets of the entity (at the close of the Financial Statements 2012 and 2011, the Bank has no such investments).

Controlled Entities and / or Subsidiaries

"Controlled Entities" are those companies, where CorpBanca is able to exercise control: this capacity is generally but not exclusively related to the ownership, directly or indirectly, of at least 50% of the social rights of the associated entity, or even when this percentage is lower or zero if, pursuant to agreements with shareholders of the same, it gives the Bank the control. Control means the power to exercise significant influence on the financial and operating policies of an entity to obtain benefits from its activities.

The financial statements of subsidiaries are consolidated with those of the Bank by the global integration method (line to line). Accordingly, all balances and transactions between consolidated companies are eliminated through consolidation.

Additionally, the investment on CorpBanca equity involving third parties is presented as non- controlling interest in the Consolidated Statement of Financial Position. Their participation in the

 1 The main increase in the rates of assets, liabilities, revenues and operating results are explained by the acquisition of the subsidiaries in Colombia, assets in the item you are experienced a greater increase in accounts receivable with 18.16%, in the category of liabilities which had higher growth were the deposits and savings over time with 26.73%

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

profits (losses) of the year is presented as "Profit (losses) attributable to non-controlling interest" in the Consolidated Statement of Income.

2 3The entities where CorpBanca has the ability to exercise control are as follows:

Associates

Associates are entities over which the Bank has the ability to exercise significant influence but not control or joint control. It is presumed that the Bank has significant influence when it holds, directly or indirectly, more than 20% of the voting rights in an entity.  Associates are accounted for using the equity method.

The Bank reviewed the valuation method and concluded that for companies that support the business purpose of the organization not to keep the current method, fundamentally due to the degree of significant influence exerted on these companies and not their participation on equity

Special Purpose Entities (“SPE”)

According to the Compendium of Accounting Standards, the Bank must constantly analyze its scope of consolidation, noting that the fundamental criterion to consider is the degree of control held by the Bank on a specific entity and not their participation in Shareholders´ Equity.

SIC Interpretation 12 - Consolidation - Special purpose entities (SIC 12) addresses when a special purpose entity should be consolidated by a reporting entity under the consolidation principles in IAS 27. Under SIC 12, the Bank must consolidate a special purpose entity when, in substance, it controls the SPE. The control of an SPE by the Bank may be indicated if:

•	in substance, the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE's operations,

2 Companies regulated by the Superintendency of Banks and Financial Institutions. Other companies are supervised by the Superintendency of Securities and Insurance (SVS, in its Spanish acronym).
3 Company supervised by the Financial Superintendence of Colombia which has an agreement with the SBIF supervision. CorpBanca has control of this subsidiary since May 2012, for details of the transaction is in Note 6 to the financial statements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•
in substance, the Bank has the decision-making power to obtain the majority of the benefits of the activities of the SPE  and the rights to obtain the majority of the benefits or other advantages of the SPE,

•	in substance, the Bank retains the majority of the residual or inherent ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

This assessment is based on methods and procedures that take into account the risks and benefits held by the Bank, which takes into account all relevant factors among which are the guarantees or losses associated with recovery of the corresponding assets retained by the Bank, among others. As a result of this assessment, the Bank concluded that there are no SPE’s to be included in the process of consolidation at September 30, 2012 and December 31, 2011.

Investments in other companies

Investments in other entities are those where the Bank does not have control nor exercise significant influence. The investments in these entities are measured at cost being the companies involved the following:

(a)	Corresponds to investments in other companies carried out by the subsidiaries in Colombia.

d)	Non-controlling interest

The non-controlling interest represents the equity and net income in a subsidiary not attributable, directly or indirectly, to the Bank. The non-controlling interest is disclosed as a separate line item within equity in the consolidated statement of financial position and as a separate line item within the consolidated financial statements of income.

e)	Business Combinations and Goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value at the acquisition date,

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the net identifiable assets acquired. Acquisition costs incurred are expensed and included in administrative expenses.

When CorpBanca and subsidiaries acquires a business, it assesses the identifiable assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and other relevant conditions at the date of acquisition. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is done in stages, the acquirer's stake previously held in the acquired assets, measured at fair value at the date of the respective acquisition, is remeasured at fair value at the acquisition date in which you take control and recognize the resulting gain or loss.

Any contingent consideration that must be transferred by the acquirer is recognized at its fair value at the acquisition date. Subsequent changes to the fair value of contingent considered as an asset or liability is recognized in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", either as profit or loss or as a change in other comprehensive income. If the contingent consideration is classified as equity, it should not remeasured until it finally settled as part of equity.

The Goodwill is initially measured at cost, as the excess of the sum of the consideration transferred and the amount recognized for non-controlling interest in respect of the identifiable assets acquired and liabilities assumed net. If this proves consideration less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment. At the end of impairment testing, goodwill acquired in a business combination is allocated, from the acquisition date, to each of the cash generating units expected Group will benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill forms part of a cash-generating unit and part of the operation within that unit is sold, the goodwill associated with the operation disposed of are included in the carrying amount of the operation when determining the gain or loss on the sale operation. The goodwill that is written off in this circumstance is measured based on the relative values of the sale and the retained portion of the cash-generating unit.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

f)	Operating segments

CorpBanca provides financial information by operating segment with the purpose of identifying and disclosing in the notes to the financial statements the nature and financial effect of its business activities and the economic environments in which it operates in accordance with International Financial Reporting Standards 8 - Operating segments.

The objective of that standard for the Bank is to provide information about the different types of business activities in which it engages to enable users of its financial statements to:

•	Better understanding of the Bank’s performance;
•	Better evaluate of its future cash projections; and
•	Provide better judgment about the Bank as a whole

In order to meet the requirements of IFRS 8, the followings are the operating segments identified by CorpBanca whose operating results are regularly used by Senior Management and the Board of Directors in assessing the bank’s performance and making operating, financing and investing decisions:

Commercial banking:

e.1
Large corporates and Reals Estate Companies Division  includes companies that belong to a major economic group, specific industry, and companies with sales over US$30 million ; this division also includes real estate companies and financial institutions.

e.2
Companies Division includes a full range of financial products and services provided to companies with sales under US$30 million. Leasing and factoring services have been included in this business segment.

Retail banking:

e.3
Traditional and Private banking - offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to middle and upper income segments. Retail banking offers consumer loans, personal loans, automobile financing and credit cards.

e.4	Lower income retail banking includes products such as, consumer loans, credit cards and mortgage loans to the low-to-middle income segments.

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Treasury and International:

e.5	Primarily includes our treasury activities such as financial management, financing and liquidity, as well as our international businesses.

Financial services:

e.6	These are services performed by our subsidiaries, which include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia:

e.7 task of the various operations and businesses conducted by Banco Santander Colombia and subsidiaries in that country, and are under the following four vice: a) Commercial, b) businesses and institutions, c) Global Wholesale Banking d) Cash. Here are briefly these business units:

▪
Commercial. i) Persons, consisting of massive income, medium and high, whose monthly incomes ranging from less than $ 2 MM COP and COP over $ 25 MM. ii) SMEs, including small and medium enterprises classified as entrepreneurs with annual turnover less than U.S. $ 100 M, SME I General whose annual turnover is less than $ 1 MM, SME I Shops and Businesses with annual revenues between $ 100M and $ 1MM and SME II annual turnover between $ 1 and $ MM 8 MM. iii) Universities, comprising public and private universities.

▪
Companies and Institutions. i) Companies, comprising medium businesses with sales below COP $ 130.000 MM and Large Companies with sales exceeding $ 130,000 MM POPs. ii) Institutions, comprising public, private and financial, not included in the previous items.

▪
Global Wholesale Banking. Includes customer relationship model international, also managing corporate clients and customers multilatinos, further including the management of the managements of Investment Banking and Infrastructure.

▪	Treasury. Includes table management clients and cash games, and activities conducted by Financial Management.

We present segment information relating to assets, liabilities and earnings, according to the main areas described in the Compendium of Accounting Standards for the Superintendency of Banks and Financial Institutions.

g)	Functional currency and Presentation

The Bank and its subsidiaries have defined the Chilean Peso as its functional currency and the presentation currency for the consolidated financial statements.  The functional currency is the currency of the primary economic environment in which the Bank operates.  Consequently, all balances and transactions denominated in currencies other than Chilean Pesos are considered as “foreign currencies”.

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The Bank makes the accounting records of both its branch in New York and Colombian subsidiaries to Chilean pesos from U.S. dollars and Colombian pesos, respectively, in accordance with guidelines established by the Superintendency of Banks and Financial Institutions, which are consistent with the International Accounting Standard No. 21 "The Effects of Changes in Foreign Exchange Rates ". All amounts in the Income Statement and the Statement of Financial Position are converted to Chilean pesos at the rate indicated in Note 1 h).

The presentation currency for the consolidated financial statements is the Chilean peso, which is presented in millions of pesos ($ MM).

h)	Foreign currency

As indicated above, the Bank's functional currency is the Chilean Peso, therefore, all balances and transactions denominated in currencies other than the Chilean peso are considered denominated "foreign currency".

The Bank provides loans and takes deposits in amounts denominated in foreign currencies, principally in U.S. dollars and colombian pesos.

The balances of the financial statements of the consolidated entities whose functional currencies are other than the Chilean Peso are translated into the presentation currency as follows:

h.1	Assets and liabilities are translated at the closing exchange rate as of September 30, 2012 and December 31, 2011.

h.2	Income, expenses and cash flows are translated at the exchange rate at the date of each transaction.

h.3	Net equity components are translated at the historical exchange rates.

The resulting exchange differences of translating into Chilean pesos the functional currency balances of the consolidated entities whose functional currency is other than the Chilean Peso, are recorded and accumulated as a “Translation  reserve” within the line item “Valuation gains (losses)” within equity, until the disposal of the subsidiary(ies); at which time it is reclassified to net income.

The amount of net foreign exchange gains and losses includes the recognition of the effects of fluctuations in the exchange rates on assets and liabilities denominated in foreign currencies. It also includes foreign exchange gains or losses on current and future transactions performed by the Bank.

Assets and liabilities in foreign currencies are show to its equivalent in Chilean pesos, calculated at exchange rate of $ 473.94 per U.S. $ 1 ($ 519.08 per U.S. $ 1 at December 31, 2011) for the case of the U.S. Dollar and exchange rate of $ 0.2634 per $ 1 COP Colombian Peso, both at 30 September 2012.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The net foreign exchange gain totaled MCh$25.349 for the period ended September 30, 2012 (MCh$6.854 in September 2011) is presented in the Consolidated Statement of Income. It includes the recognition of the effects for exchange rate fluctuations over foreign-currency-denominated, or adjustable for exchange rate, assets and liabilities, and the gains (losses) obtained from the Bank’s exchange operations.

i)	Definitions and relevant classifications

The assets will include, for presentation purpose, according to its nature in the consolidated financial statements, the following items:

Cash and deposit in banks. In this heading includes cash, bank accounts and deposits with the Central Bank of Chile and other financial institutions in the country and abroad. The amounts placed in overnight operations will continue to be reported  here and in the lines or items that apply. If not given a special item for such operations, they are included with the associated accounts .

Item in course of collection. This heading includes the values of the documents on exchange and balance in transactions, in accordance with the agreement, where the payment of the transaction for the sale of asset  or the currency purchased is deferred.

Trading portfolio financial asset. Includes portfolio of financial instruments for trading and investments in mutual funds that must be adjusted to its fair value as well as instruments acquired for trading.

Investment under agreements to resale. This item shows the balances relating to procurement transactions for contracted instruments and securities lending, depending on whether the transactions are  with domestic banks or other entities.

Derivative Financial Instruments. This category includes financial derivative contracts with positive fair values. Also, it includes both independent contracts and derivatives that can be separated from a host contract, which are classified under those for trading or hedge, as defined below:

•	Contract negotiation. Applies to derivatives that are not part of a particular hedging relationship in which is being applied as special accounting for hedges.
•	Contracts for hedge accounting. Corresponds to the derivatives over which is being applied special hedge accounting.

Loans and Receivables from Customers. This item shows the balances of transactions with banks in the country and abroad, including the Central Bank of Chile, other than those reflected in the items above. In this category are not included debt instrumenst acquired for trading or investment from third parties.

Loans and accounts receivable. Applies to loans, leasing and receivable accounts resulting from operations of the entities, due by different persons to other banks, excluding the operations shown under the item investment agreement for resale and Derivative Financial Instrument. Also it does not include debt instruments acquired for trading or investment from third parties. This item will also

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

include provisions corresponding to loans and receivable accounts. These provisions correspond to those discussed in Chapter B-1 "credit risk provisions" of the Compendium of Accounting Standards SBIF. Provisions for country risk referred to in Chapter B-6 "country risk provisions" are included in the liability (as well as country risk provisions on assets other than loans to customers). In the same way, the special provision on foreign loans referred to in Chapter B-7 "special provisions for credits abroad" will be disclosed under liabilities: due to their nature, they cannot be treated as complementary appraisal asset accounts. It is understood that when it comes to foreign loans, this refers to loans corresponding to non-resident borrowers in Chile.

Financial Investment held-to-maturity.  These are classified into 2 categories: a) securities available for sale b) investments held until maturity. This category will include only instruments that the entity has the capacity and intention to hold until maturity, the remaining instruments will be included in the portfolio held for sale

Investments in other companies. This item is included in equity investments and other investments, not consolidated, this according to accounting practice set out in letter c) "consolidated criteria".

Intangible Assets. It includes assets such as and any identifiable intangible assets, net of its accumulated amortization and adjustments.

Fixed assets. This item will include all the real estate and personal property acquired or constructed, necessary for CorpBanca to run its business, including those acquired through leasing. This category will also include those renovations made to the leased premises, when it is appropriate to capitalize.

Current income taxes. This Item includes the interim payments that exceed the provision for income tax or other tax credits on income, such as training expenses or donations to universities. Additionally, it must include interim payments per month (PPM) to recover profits, absorbed by tax losses.

Deferred taxes. Groups of receivable accounts arising from the tax effect of temporary differences in the timing of recognition of the items according to financial and tax accounting criteria.

Other assets. This item included balances from leasing assets, assets received in lieu of payment, and other assets not included in the items or lines explained above.

The liabilities include, for purposes of presentation, according to its nature in the consolidated financial statements under the following headings:

Current accounts and demand deposits. It includes all demand deposits except savings accounts with term conditions, which by their special features are not considered sight. It is understood that demand deposits are those which payment might be required in the period, i.e., not considered  sight operations that become due on the day after the closing.

Items in course of collection. This category includes the balances on the purchase of assets that are not settled on the same day and where currency selling has not  yet been  delivered.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Investment under agreement to repurchase. This category presents the balances relating to operations under an agreement for sale of instruments and securities lending, depending on whether transactions were made with domestic banks or other entities.

Time deposits and saving accounts. This item shows the balances of deposit transactions in which it has set a deadline after which they become due. The time deposits that are due and have not been canceled or renewed will be presented in the item Current accounts and demand deposits. On the other hand, non-transferable deposits in favor of the banks will be shown in Borrowing from financial institutions.

Derivative Financial Instrument. This category includes financial derivative contracts with negative fair values. Also includes independent contracts and derivatives that can be separated from a host contract, both of which can be classified under those for trading or hedge, as defined below:

•	Contract negotiation. Applies to derivatives that are not part of a particular hedging relationship in which is being applied special accounting for hedges.

•	Contracts for hedge accounting. Corresponds to the derivatives where special hedge accounting is being applied.

Borrowings from Financial Institutions. Includes obligations to other banks in the country, with foreign banks or the Central Bank of Chile, except for the obligations reported in the above-explained  items,

Debt issued. This item includes obligations such as a) letters of credit, b) subordinated bonds or c) current bonds.

Other financial obligations. Shows credit obligations to persons other than banks or foreign country or the Central Bank of Chile, for financing or operations promptly turning over from its business.

Current income taxes. This Item includes the interim payments that exceed the provision for income tax or other tax credits on income, such as training expenses or donations to universities. Additionally, should include interim payments per month (PPM) to recover profits, absorbed by tax losses.

Deferred taxes. Groups of receivable accounts arising from the tax effect of temporary differences in the timing of recognition of the items according to financial criteria and tax accounting.

Provisions. This item includes the following: a) Provisions for personnel compensation and benefits, b) Provision for minimum dividends, c) Provisions for contingent credit risk d) Provisions for contingencies.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other liabilities. This item will include liabilities of the financial institution not specified above, including concepts such as: a) Accounts and notes payable, b) Dividends payable, c) Income received in advance, d) Valuation adjustments for macro hedges d) other liabilities that are not included in the items or lines explained above.

In Shareholders Equity will be included for presentation purposes, according to its nature in the consolidated financial statements  the following headings:

Capital. Category that includes paid-in capital, detailed as a) paid-in capital and b) shares acquired by the bank itself.

Reserves. This item will include a) Surcharge paid by shares, b) Other reserves from non -profit  c) Reserves from income.

Valuation gain (Losses). Adjustments are presented for valuation of investments available for sale, derivatives hedging cash flow and the effects of hedges of net investments abroad.

Retained earnings. This item will include earnings from prior years that have not been distributed and can be subject to future dividends, profit or loss and the amount corresponding to minimum dividends (recorded as liabilities of the institution).

The statements of income of the period will include, for presentation purposes, according to its nature in the consolidated financial statements the following headings:

Interest income. This item will include income from interest and indexation adjustment, except, adjustments for variations in the exchange rate. Interest and adjustments of the instruments for trading are included under net income from financial operations.

Interest Expenses. Includes the financial expenses from the period corresponding to interest and adjustments (except for adjustments arising from changes in foreign currency) from operations of the entity.

Income from services fees. This item includes interest income from the period, generated from compensation for services generated by the entity.

Expenses from services fees. This item comprises expenses for commissions accrued in the period from operations.

Trading and Investment income, net. This item shows the results of financial operations, other than those required in the areas of interest, fees and exchange results.

Foreign exchange gains (losses), net. This item shows the results accrued in the period for the maintenance of assets and liabilities in foreign currency or indexed to the exchange rate, the results made by forex trading and the results of derivatives used for hedging of foreign currency.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other operating income. This item includes other revenue not included in previous items, except those which make the net balance of the items "Investments in subsidiaries’ net income" and "income tax".

Provisions for loan losses. This items reports the charge to income for provisions established and released for loan portfolios (Debt from banks and loans and accounts receivable) and contingent loans, as well as income from recovery of charged-off loans. All charged-off, even if they do not comply with the reasons which led to provisions (failure of payment by the debtor), shall be accounted against the provisions made and  therefore will not  be reflected in a separate item.

Personnel salaries expenses. This item includes accrued expenses in the period for remuneration and compensation to employees and other expenses arising from the relationship between the entity as an employer and its employees.

Administration expenses. This item includes concepts such as: a) general administrative expenses, b) Expenses for outsourced services, c) Expenses of the Board, d) Advertising e) Taxes, contributions and contributions.

Depreciation and amortization. Include depreciation of fixed assets and amortization of intangible assets.

Impairment. Includes impairment losses on investments in debt instruments, fixed assets and intangible assets. Impairments on loans and receivables are reflected in the "provisions for credit risk", while impairments of investments in companies included in the business results from investments in companies.

Other operating expenses. This item includes other costs not included in previous items, except those which make the net balance of the items "Income Attributable to Investments in Other Companies" and "Income Tax".

Attributable Income Investments in Other Companies. Includes equity investments recognized by including under "Investments in Other Companies", the results from the sale of shares in them and any impairment of these assets.

Income tax. Corresponds to the net expense or revenue generated by: income tax determined in accordance with current tax rules, the recognition of assets and liabilities and deferred tax benefit arising from the application of tax losses.

j)	Transactions Involving Repurchase Agreements and Securities Lending

We enter into repurchase agreement transactions for investment purposes.  Pursuant to these agreements, we purchase financial instruments, which are recorded as assets under the heading “Repurchase Agreements and Securities Lending”, and are valued according to the interest rate in the agreement.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

We also enter into repurchase agreements as a form of financing. In this regard, investments sold subject to a repurchase obligation and which serve as security for the loan are recorded under the heading “Instruments for Negotiation” or “Investments Instruments Available for Sale”, respectively. An investment repurchase obligation is classified as a liability and recorded as “Repurchase Agreements and Securities Lending,” recognizing interest and adjustments accrued to the date of closing.

k)	Asset and liability valuation criteria

The criteria for measuring the assets and liabilities presented in the statement of financial position are the following:

•	Assets and liabilities measured at amortized cost:

Amortized cost means the cost of acquisition of a financial assets or liabilities adjusted  for its incremental costs (more or less as applicable) for the portion charged systematically to the gains and losses accounts for the difference between the initial amount and the corresponding value repayment at maturity.

In the case of financial assets, the amortized cost also includes corrections to the value driven by the decline they have experienced.

In the case of financial instruments, the portion charged systematically to the profit and loss accounts is recorded by the effective interest method. The effective interest method  is the rate that equals the value of a financial instrument to all its estimated cash flows from all sources over its remaining useful life.

•	Assets measured at fair value:

Fair value of an asset or liability is the amount for which an asset could be exchanged and liability could be settled between knowledgeable, willing parties in an arm’s length transaction. The most objective and habitual reference of the fair value of an asset or liability is the price that would be paid in an organized and transparent market (“quoted price” or “market price”).

When there is no market price to determine the amount of the fair value for a certain asset or liability, the price established in recent transactions of similar instruments is considered in order to estimate its fair value.

In those cases when it is not possible to determine the fair value of a financial asset or a financial liability, these are measure at amortized cost.

Additionally, according to what is indicated in Chapter A-2 "Limitations or precision on the use of general criteria" Compendium of Accounting Standards, all banks may not designate values to their assets and liabilities at fair value in order to replace the general criteria, amortized cost.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared on the basis of amortized cost, except for:

•	Derivative financial instruments that are measured at fair value.
•	Financial investments available-for-sale that are measured at fair value.
•	Trading portfolio financial assets that are measured at fair value.
•	Financial instrument held for sale measured at fair value.

• Asset valued at acquisition cost

Acquisition cost is understood as the cost of transaction for the acquisition of the asset, minus any impairment losses that have been experienced, if any.

l)	Trading portfolio financial assets

Trading portfolio financial assets correspond to financial assets acquired with the purpose of generating earnings from short-term price fluctuations or from brokerage margins, or which are part of a portfolio of a recent actual pattern of short-term profit-taking.

Trading portfolio financial assets are valued at fair value based on market prices or valuation models prevailing on the closing date of the statement of financial situation. Gains or losses from changes in fair value, as well as gains or losses from their trading, and accrued interest income and indexation adjustments are included in line item “Trading and investment income”.

All purchases and sales of trading instruments to be delivered within the deadline period established by market regulations and conventions are recognized on the trade date, which is the date on which the commitment is made to purchase or sale the asset.

m)	Investment instruments

Investment instruments are classified into two categories: financial investments held-to-maturity and financial investments available-for-sale.

Held-to-maturity investments category include only those instruments for which the Bank has the intention and ability to hold to maturity.  All other investment instruments are categorized as available-for-sale.

Instruments available for sale are initially recognized at cost, including transaction costs. Subsequent to initial recognition, available for sale investments are measured at fair value based on market prices or valuations by using models. Gains or losses from changes in fair value are recognized in other comprehensive income, within Shareholders’ Equity. When these investments are sold or determined to be impaired, the cumulative gains or losses previously accumulated in the

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

financial investment available for sale reserve are transferred to income and reported under line item “trading and investment income”.

Held-to-maturity investments are recorded at cost plus accrued interest and indexation adjustments, less any provisions for impairment losses recorded when their carrying amount exceed their estimated recoverable amount.

Interest and indexation adjustments on held-to-maturity and available-for-sale investments are included under line item “Interest revenue” within the Consolidated Statement of Income.

Investment instruments designated as hedging instruments are measured using the requirements established for hedge accounting, see letter j) of this note to the financial statements.

All purchases and sales of investment instruments to be delivered within the deadline period established by market regulations and conventions are recognized on the trade date, which is the date on which the commitment is made to purchase or sell the asset.

Management has evaluated the portfolio classified as “Financial investments available-for-sale and Financial investment held-to-maturity” in order to assess whether there are any impairment indicators. This assessment takes into consideration the economic, credit rating of issuers in debt intention and ability of the Bank to hold these investments to maturity. Based on this evaluation, management believes that the investment portfolio does not present any evidence of impairment.

n)	Financial derivative contracts

Financial derivative contracts including foreign exchange forwards and forwards in unidades de fomento (inflation index-linked units of account), interest rate futures, currency and interest rate swaps, interest rate options, and other derivative instruments are initially recognized at cost (including transaction fees) and are subsequently measured at fair value. The fair value is obtained from market quotes, discounted cash flow models and option valuation models, as appropriate. Derivatives contracts are presented on the statement of financial position as an asset when their change in fair value is positive and as a liability when is negative under line item “Derivative financial instruments” within the assets and liabilities section.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risk and economic characteristics are not clearly related to those of the host contract such host contract is not being recorded at fair value through profit or loss.

On the inception of derivatives contract, these should be designated by the Bank as a trading derivative or as a hedging instrument for hedge accounting purposes.

The changes in the fair value of trading derivatives are recorded in line item “Trading and investment income” within the Consolidated Statement of Income.

If the derivative is designated as a hedging instrument in a hedge relationship, this may be: (1) a fair value hedge of assets or liabilities or firm commitments, or (2) a hedge of cash flows related to recognized assets or liabilities or expected transactions. A hedging relationship qualifies for hedge accounting if, and only if, all of the following conditions are met: (a) at the inception of the hedge there is formal designation and documentation of the hedging relationship; (b) the hedge is expected

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

to be highly effective; (c) the effectiveness of the hedge can be reliably measured and; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

Transactions with derivatives that do not qualify for hedge accounting are recognized and presented as trading derivatives, even if they provide an effective economic hedge for managing risk positions.

When a derivative instrument hedges the risk exposure to changes in the fair value of a recognized asset or liability, the asset or liability is recorded at its fair value with respect to the specific risk hedged. Gains or losses from measuring the fair value of the item hedged and the hedging derivative instrument are recognized in income.

If the hedged item in a fair value hedge is a firm commitment, the changes in the fair value of the firm commitment with respect to the hedged risk are recognized as assets or liabilities with the corresponding gain or loss recognized in income. The gains or losses from measuring the fair value of the hedging derivative instrument are also recorded in income. When an asset or liability is acquired or assumed as a result of the firm commitment, the initial carrying amount of the acquired asset or assumed liability is adjusted to include the cumulative change in the fair value of the firm commitment attributable to the hedged risk that was recognized in the statement of financial position.

When a derivative instrument hedges exposure to variability in cash flows of recognized assets or liabilities, or highly probable forecasted transactions, the effective portion of the changes in fair value with regard to the risk hedged is recognized in other comprehensive income. Any ineffective portion is immediately recognized in income.

The amounts recognized directly into equity are recorded as earnings for the same periods in which the hedged asset or liability would affect the income.

When making a fair value hedge interest rate for a portfolio, and the hedged item is an amount of currency instead of assets or liabilities, the earnings or losses from fair value measurement of both the hedged portfolio and the hedging derivative are recognized effect on earnings, whereas the associated  measurement of the asset/liability  at fair value of the hedged portfolio is presented in the balance sheet under "Other assets " or "Other liabilities", depending on the position of the portfolio cover at a time.

Financial derivative contracts which have compensatory effects across subsidiaries in a set of consolidated financial statements are offset in the consolidated balance sheet  only when the subsidiaries have both a legally enforceable right to set off the amounts recognized in those instruments, the intention to settle on a net basis or to  realize the asset and settle the liability simultaneously.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

o)	Revenue and expense recognition

The most significant criteria used by the Bank to recognize revenue and expenses are summarized as follows:

n.1 Interest revenue, interest expense and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest rate method.

Nevertheless, when a debt instrument is considered to be individually impaired or is part of a group of those that have suffered impairment because of past due amounts of more than 3 months, the Bank discontinues the accrual of interest on such impaired debt instruments. Such interest is recognized as income, when appropriate, as a recovery of the impairment loss.

Dividends received from investments in other companies are recognized in income when the right to receive them has been entitled, and are presented under item; “Income attributable to investments in other companies”.

n.2 Commissions, fees, and similar items

Fee and commission income and expenses are recorded in the Consolidated Statement of Income based on criteria that differ according to their nature. The main criteria are:

•	Those arising from transactions or services that are performed over a period of time are recorded over the life, term, or contractual effectiveness of such transactions or services.
•	Those originated by a specific act are recognized when the specific act has occurred.
•	Those related to assets or financial liabilities that are recognized when collected.

n.3 Non-finance income and expenses

Non-finance income and expenses are recognized on an accrual basis.

n.4 Loan origination fees

Loan origination fees, mainly loan origination and application fees, are accrued and recognized in the Consolidated Statement of Income over the term of the loan. For loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recorded immediately in the Consolidated Statement of Income.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

p)	Impairment

The Bank and its subsidiaries use the following criteria to assess damage, if  applicable:

Financial assets

A financial asset is assessed at the end of each reporting period to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition of the asset (a ‘loss event’), and that loss event (or events) has an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated. It may not be possible to identify a single, discrete event that caused the impairment.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on its fair value.

Individually significant financial assets are assessed individually to determine whether objective evidence of impairment exists. The remaining financial assets are included in groups with similar credit risk characteristics and are collectively assessed for impairment.

All impairment losses are recorded in income. Any cumulative loss relating to a financial asset available for sale that has been recognized in other comprehensive income is reclassified from equity to income.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recognized. In the case of financial assets carried at amortized cost and those debt instruments classified as financial assets available for sale, the reversal of impairment losses is recorded in income.

Non-financial assets:

The Banks carrying amount of non-financial assets, excluding investment properties and deferred taxes are regularly reviewed to determine whether there is any indication that the asset may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset.  In the case of goodwill and intangible assets with indefinite useful lives or that are not ready for their intended use their recoverable amounts are estimated at each reporting date.

Impairment losses recognized in prior periods are assessed at each reporting date with the aim to find any indication that the loss has decreased or disappeared. An impairment loss is reversed only

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

to the extent that the asset's value which may not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill:

The goowdill is tested to determine whether there is an impairment, annually (as of December 31 of each year), and when circumstances indicate that its carrying amount may be impaired. The impairment of goodwill is determined by assessing the recoverable amount of each cash-generating unit (group of cash-generating units) to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than its carrying amount, a loss is recognized impairment. The impairment losses relating to goodwill can not be reversed in future periods.

q)	Property, plant and equipment

The components of fixed assets are measured at cost less accumulated depreciation and impairment losses.

The above cost includes expenditure that has been directly attributed to the acquisition of such assets. The cost of under construction assets include the costs of materials and direct labor, and any other costs directly attributable to the process for the asset that are ready for use.

In case of an item of fixed asset possesses a different useful life, they will be recorded as separate items (major components for the category of fixed assets).

Depreciation is recognized in the income statement based on the straight-line depreciation method, over useful lives of each part of an item of fixed assets. The assets related to leased assets are depreciated over the shorter period between the lease and their useful lives, unless it is certain to obtain ownership by the end of the period rented.

Property, plant and equipment consist of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank or acquired under finance leases. Assets are classified according to their use as follows:

Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other, assets received in lieu of payment which are intended to be held for continuing own use and assets acquired under finance leases) are presented at acquisition cost less accumulated depreciation and accumulated impairment losses.

For these purposes, the acquisition cost of assets received in lieu of payment is equivalent to the net amount of the financial assets surrendered in exchange.

Depreciation is calculated using the straight line method over the acquisition cost of assets minus their residual value, however,  the land on which buildings and other structures sit has an indefinite life and, therefore, is not subject to depreciation.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Bank applies the following useful lives to the fixed assets that comprise its total assets:

Item	Useful life (Years)

Buildings	75
Facilities	10
Furniture	10
Vehicles	10
Office equipment	10
Security instruments and implements	5
Other minor assets	5

The consolidated entities assess at the end of each reporting date whether there is any indication that the carrying amount of any of their tangible assets exceeds its recoverable amount; if so, the carrying amount of the asset is reduced to its recoverable amount and future amortization charges are adjusted in proportion to the revised carrying amount and to the new /remaining useful life..

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future amortization charges accordingly.  In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to determine significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the amortization charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

Assets leased out under an operating lease- Operative Leasing

They consist of contracts where CorpBanca and/or his subsidiaries act as lessee and the contract classifies under operating leasing - the payments are recorded as expenses. At the end of the contract any additional payments required by the landlord it will be recorded as expenses of the period.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial leases - leasing contracts

They consist of leases which grant the tenant the option to purchase the leased asset at the end of the contract. The sum of the present value of the installments that they will receive from lessee in addition to the purchase option is recorded as a third party financing are shown under loans and accounts receivable. Assets acquired for leasing operations are presented under "Other assets" at acquisition cost.

o)	Placements loans

They are non-derivative financial assets with fixed or determinable fees that are not quoted in an active market and which CorpBanca does not intend to sell immediately or in the short term, measured at amortized cost using the method of the effective interest rate.

When the Bank is the lessor in a lease and transfers substantially all the risks and benefits incidental to the leased asset, the transaction is provided in loan placements.

p)	Allowances for loan losses

Individual and group provision

The allowances required to cover the risk of losses of loans, loans, credit exposures, and contingent loans, should be determined and recognized on a monthly basis, considering the types of existing provisions, the evaluation models used and the types of operations.

The evaluation models, criteria and procedures to perform an overall assessment of credit risk and to determine the amount of provision to be recognized, are approved by the Bank’s Directors Committee and are defined in the Credit Policy; in accordance with the regulations and instructions of the Superintendency of Banks and Financial Institutions.

Processes and compliance of /with the Policy are evaluated and supervised according to internal control procedures in order to ensure compliance and to maintain an adequate level of provisions that would cover losses attributable to expected and incurred impairment.

Allowances are referred to as “individual” when corresponding to debtors that are individually evaluated, as considering their size, complexity or level of exposure making it necessary to analyze them in detail and, are referred to as “group” when corresponding to a large number of operations with similar characteristics whose amounts are not individually significant and relate to individuals or small-size companies.

Allowances are classified as:

Individuals

•           Individual allowances over normal portfolio
•           Individual allowances over substandard portfolio

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•           Individual provisions on default portfolio

Group

•           Group allowances over normal portfolio
•           Group allowances over default portfolio.

i) Individual Provisions

Individual assessment means that credit assessment is necessary when dealing with companies whose size, complexity or level of exposure with the Bank, is necessary to analyze and get to know them in detail.

The classification methodology is based on provisions and regulations of the Superintendency of Banks and Financial Institutions for this purpose, assigning risk categories to each debtor, according to the following details:

Normal Compliance portfolio. Applies to debtors whose ability to pay and fulfill their obligations and commitments haven´t displayed any signals that may change this condition, according to the economic and financial situation. The classifications assigned to this portfolio are the categories ranging from A1 to A6.

Substandard portfolio. Includes debtors with financial difficulties or who have presented significant deterioration on their ability to pay and for which there is reasonable doubt about the full repayment of principal and interest on agreed contractual terms, showing a low margin to meet its short-term financial obligations.  Part of this portfolio consists of debtors who in recent times have presented over 30 days delinquency. The ratings assigned to this portfolio are the categories that range from B1 to B4.

Portfolio in Default. Includes debtors and their loans for which recovery is considered remote, given that they display a deteriorating or no ability to pay. They are part of this portfolio those debtors where clear indications of a possible bankruptcy exist, those that require a forced restructuring of debts and any debtor where a delay less than 90 days in the payment of interest or principal exists. The ratings assigned to this portfolio are the categories ranging from C1 to C6.

As part of the individual analysis of the debtors, the Bank classifies its debtors in the three categories above, assigning percentages of provisions regulated by the Superintendency of Banks and Financial Institutions to be applied to each of the individual categories, according the following:

Type of Portfolio	Debtor Category	Estimated Loss (%)
Normal Compliance Portfolio	A1	0,03600
	A2	0,08250
	A3	0,21875
	A4	1,75000
	A5	4,27500
	A6	9,00000
Substandard Portfolio	B1	13,87500
	B2	20,35000
	B3	32,17500
	B4	43,87500

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the portfolio in default, the Bank according to the Superintendency of Banks and Financial Institutions, must maintain the following levels of reserves:

Type of Portfolio	Risk Scale	Estimated Loss Range	Provision (%)
Portfolio in Default	C1	More than 0 up to 3%	2%
	C2	More than 3% up to 20%	10%
	C3	More than 20% up to 30%	25%
	C4	More than 30 % up to 50%	40%
	C5	More than 50% up to 80%	65%
	C6	More than de 80%	90%

ii) Allowances Group

Group evaluations require the formation of groups of loans with similar characteristics, in the type of debtors and conditions agreed, with the objective of establishing the payment behavior of the group in question including such factors as the treatment of recoveries.

The constitution of provisions methodology is based on experience, underlying the payment behavior for each homogeneous group of debtors and recovery of collateral and collection actions, to directly estimate a percentage of expected losses applied to the amount of credits of the respective group.

Among the credits evaluated in groups, there are two states, normal and non-compliance. The portfolio includes loans in default for 90 days or more.

Additional Provisions

The Bank constitutes additional provisions in accordance with Section 9 of Chapter B-1 of the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions. These provisions were constituted in order to safe keep against risk and predictable macroeconomic fluctuations that may affect a sector, industry or group of debtors, in order to anticipate reversal situations in a expansive economic cycles in the future, that could reflect deteriorating conditions of the economic environment and, thus, function as an anti-cyclical

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

mechanism of accumulation of additional provisions when the scenario is favorable and releasing or assigning specific provisions when environmental conditions deteriorate.

At September 30, 2012 and December 31, 2011, the Bank has additional provisions for its portfolio of trade receivables, required by the Superintendency of Banks and Financial Institutions.

t)	Impaired loan portfolio and write-offs

The impaired loan portfolio includes those loans (heading “Loans and receivables from banks” and “Loans and receivables from customers”) on which there is concrete evidence that debtors will not meet some of their contractual payment obligations – regardless of the possibility to collect the amounts due by referring to the collaterals - by exercising legal collection actions or by agreeing different contractual conditions.

However, debtors subject to individual assessment should be considered in the impaired portfolio when classified in any of the categories of "Portfolio in Default", as well as B3 and B4 categories of "Substandard portfolio. "Equally, as debtors subject to group evaluation, the impaired portfolio includes all loans in default portfolio.

Based on above, the Bank will incorporate and maintain these loans in the impaired loan portfolio while debtors’ behavior and/or payment capacity has not changed, , without prejudice to the fact that  writing off credits individually make take place under the write-off conditions indicated below.

Impairment identification is provided on a monthly basis in a centralized manner by the Risk Classification and Provision System, as defined in the Credit Policy, which is consistent with the standards issued by the SBIF.

•	Write-offs

As a general rule, write-offs must be made when the contractual rights over cash flows expire.  For loans, even when the foregoing has not occurred, write-offs must be made against the respective asset balances in accordance with Title II, Chapter B-2, “charge-off and written off loans “of the SBIF’s Compendium of Accounting Standards.

The write-offs remove the asset corresponding to the relevant transaction from the Statement of Financial Position, including the portion that may not have become due in the case of an installment loan or a leasing transaction (there are no partial write-offs).

Write-offs must always be recorded through a charge against the loan loss allowances established as prescribed in Chapter B-1 of the Compendium of Accounting Standards, whatever the cause of the write-off may be.

Write-offs of loans and accounts receivable are based on due, past-due and current installments, and the term must run from the commencement of the arrears, i.e., the write-off must be recorded when the arrears on an installment or portion of a loan in a given transaction reaches the time limit for write-off stipulated below:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Type of loans	Deadline

Consumer loans with or without collaterals	6 months
Consumer leasing	6 months
Other non-real estate leasing operations	12 months
Other operations without collaterals	24 months
Commercial loans with collaterals	36 months
Real estate leasing (commercial and mortgage)	36 months
Mortgage loans for mortgage	48 months

The deadline corresponds to the time elapsed since the date in which all or part of the debt in arrears became due.

•	Recovery of charged-off asset

Subsequent payments to be obtained from written-off operations shall be recognized in results as recoveries from written-off credits.

In the event that there are real recoveries, the profit income will be recognized by the amount by which they are incorporated into the asset, as described in Chapter B-5 "Assets received in lieu of payment of obligations" of the Compendium Accounting Standards. The same approach will be followed if the leased property to recover after the write-off is a leasing operation.

•	Renegotiation of Charged-off operations

Renegotiations of written-off credits shall not originate income, for as long as the operation continues to be classified as impaired; whereas any payments so received must be treated as recoveries of written-off credits.

A renegotiated credit may only re-enter the assets if it ceases to be classified as impaired, also recognizing the credit as recovery of written-off credits. The same criteria should be followed in the event that a loan is granted to pay a write-off.

u)	Contingent Asset and liabilities

Contingent loans are those operations or commitments in which the bank assumes a credit risk upon committing itself before third parties, before the occurrence of a future fact, to make a payment or disbursement that must be recovered from its clients.

The bank and its subsidiaries keep a record of the following balances -related to commitments or to liabilities of its own line of business- in memorandum accounts: Collaterals and guarantees, confirmed foreign letters of credit, documentary letters of credit issued, bank vouchers, inter-bank vouchers, freely disposable lines of credit, other credit commitments and other Contingent loans.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The balances of such Contingent loans are considered at closing of each financial statement in order to determine the credit risk provisions required under Chapter B-1 “Credit Risk Provision” of the Compendium of Accounting Standards of the SBIF, the amounts must be computed according to a risk exposure factor, according to the following table:

Type of contingent loan	Exposure

a) Collaterals and guarantees	100%
b) Confirmed foreign letters of credit	20%
c) Documentary letters of credit issued	20%
d) Bank vouchers	50%
e) Inter-bank vouchers	100%
f) Freely disposable lines of credit	50%
g) Other credit commitments:
- Superior (university) study credits - Law N°20,027	15%
- Other	100%
h) Other Contingent loans	100%

Nevertheless, in case of operations with clients with loans in default as described in section B-1, such exposure shall be always equivalent to 100% of its Contingent loans.

v)	Provisions for contingencies loans

The Bank has recorded in memo accounts, balances related to commitments or responsibilities  from business: Endorsements and guarantees, documentary letters of credit, performance bonds, letters of guarantee interbank credit lines freely available, other loan commitments and other contingent claim.

The balance of those contingent claims is considered at the end of each financial statement, with the objective to determine the credit risk provision required under Chapter B-1 of the Compendium of Accounting Standards according to the methodology detailed in Note No. 1 o).

According as stated in Chapter E of the Compendium of Accounting Standards, effective until December 31, 2010, provisions referred to contingent loans, regarding the portfolio subject to individual assessment and group, did not consider claims relating to freely disposable lines of credit, other credit commitments and other contingent claims. However, the difference between total provisions for contingent claims calculated with these rules and the total is obtained by considering all operations with their respective percentages of exposure in accordance with Section B-3 of the Compendium of Accounting Standards, when the latter is greater, it should be recognized ,as additional provision for all purposes.

As noted in specific instructions of the Superintendency of Banks and Financial Institutions by Management Letter No. 10 dated December 21, 2010, additional provisions that were formed for this item by December 31, 2010, are shown, only for comparative purposes (2011 and 2010) ,as required provisions over contingent loans in the consolidated financial statements.

w)	Deferred taxes

The Bank and its affiliates have recognized an expense for income tax at the end of each period, the above according to the current tax regulations (Note 15 of these Financial Statements).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The income tax expense for the year is calculated by adding the current tax resulting from the implementation of the relevant tax rate to the taxable year (after applying the tax deductions that are allowable) and the change in assets and liabilities by deferred taxes that are recognized in the accounts of consolidated income.

Assets and liabilities by deferred taxes include temporary differences at the amount expected to be payable or  recoverable on differences between the book value of assets and liabilities and their corresponding tax values as well as negative tax bases clearing and tax credits not applied for tax deductions. These amounts are recorded as temporary differences by applying the appropriate tax rate that is expected to be recovered or settled.

The deferred tax effects of temporary differences between the tax and the balance sheet are recorded on an accrual basis in accordance with IAS 12 "Income Taxes."

The Bank recognizes, as appropriate, deferred tax liabilities for the estimated future tax effects attributable to differences between the book values of liabilities and their tax values. The measurement of deferred tax liabilities are made based on the tax rate, according to current tax law, as applied in the year deferred tax liabilities are realized or settled. The future effects of changes in tax legislation or in tax rates is recognized in deferred taxes from the date the law approving such changes is published.

At September 30, 2012 and December 31, 2011, the Bank has recognized deferred tax assets, as the administration has assessed that is likely to be realized in future tax benefits that allow the use of temporary differences of tax losses existing at the end of each period.

Law No. 20,455, published in “Diario Oficial” on July 31, 2010, established that the rate of income tax class of business will increase from the current rate of 17% to 20% for business year 2011, 18.5% for the business year 2012 and by 17% from the business year 2013 and beyond.

On September 27, 2012, was published in “Diario Oficial” of Law No. 20,630 that “Perfecciona la Reforma Tributaria y Financia la Reforma Educacional”, which aims to achieve greater revenues to fund education, create economic relief the middle class, encourage growth and improve the current tax system. Among the changes, is the increase in the rate of income tax from 17% to 20%, effective beginning on January 1, 2013.

x)	Provisions and contingent liabilities

Provisions are reserves where there is uncertainty about their amount or maturity These provisions are recognized in the Statement of Financial Position when the following requirements are met :

•	It is a real obligation as a result of past events, and

•
Up to the date of the financial statements it is likely to CorpBanca and / or its subsidiaries an outflow of resources to settle the obligation and the amount of these resources can be measured reliably.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A contingent liability is any liability, arised from past events whose existence will be confirmed only through one or more uncertain future events occurring not under the control of the entity and/or its subsidiaries.

y)	Derecognition of financial assets and liabilities

The accounting treatment of financial asset transfers is conditioned by the degree and form in which risks and benefits associated to the assets are transferred to third parties:

1.
If the Bank transfers substantially all the risks and rewards to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

2.
If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements to repurchase at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not removed from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

a)	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b)	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability

3.
If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset — as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases — the following distinction is made:

a)
If the assigning entity does not retain control of the conveyed financial assets: it is written-off the statement of financial position and any right or obligation withheld or created as a consequence of such transfer is recognized.

b)
If the assignor entity retains control of the conveyed financial asset: it continues to recognize it in the statement of financial position for a value equal to its exposure to value changes that might be experienced and it recognizes a financial liability associated to the conveyed financial asset.  The net value of the asset conveyed and the liability associated shall be the amortized cost of the rights & obligations withheld, if the conveyed asset is measured according to its amortized cost, or according to the fair value of the rights & obligations thus obtained, if the conveyed assets are measured at their fair value.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In line with the foregoing, financial assets are only written-off the balance sheet when the rights over the cash flows that they generate are extinguished or when their implicit or ensuing risks and benefits have been substantially conveyed to third parties.  Similarly financial liabilities are only written off the statement of financial position when the obligations that they generate are extinguished or when they are acquired with the intention of cancelling or placing them out again.

z)	Employee Benefits

The annual cost of employee vacations and benefits are recorded on an accrual basis.

aa)	Intangible assets

Intangible assets are identified as non-monetary assets (separated from Other assets) without a physical substance that arise as a result of a legal transaction or that are internally developed by the consolidated entities.  These are assets whose cost may be reliably estimated and for which the consolidated entities consider it probable to recognize future economic benefits. The cost of intangible assets acquired in business combinations corresponds to their fair value at the acquisition date.

Intangible assets are initially recognized at their acquisition or production cost and are subsequently measured at cost less accumulated amortization and accumulated impairment losses.

bb)	Cash and cash equivalent

For the preparation of the cash flow statement, the Bank applied the indirect method, in which, starting with the bank’s income before taxes, non-monetary transactions are subsequently incorporated, as well as income and expenses associated with cash flows classified as  investing or financing activities.

The cash flow statement has been considered as cash and cash equivalent balances "Cash and deposits in banks" plus/minus the net balance of "Items in course of collections", shown in the State of Financial Position, plus trading portfolio financial asset and held for sale with high liquidity and insignificant risk of changes in value, with a maturity not exceeding three months from the date of purchase and resell agreements that are in this situation. It also includes investments in fixed income and mutual funds, which in the Statement of Financial Position are presented along with Trading portfolio financial instrument. The balances of cash and cash equivalents and its reconciliation with Cash Flow Statement are detailed in Note 5 of these financial statements.

The preparation of the cash flow statements takes the following items into account:

a)
Cash flows: the inflow or outflow of cash and cash equivalent short-term investments of high liquidity and low risk of changes in value, understanding as such the balances in items such as: Central Bank of Chile deposits, Domestic bank deposits, and Foreign bank deposits.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b)	Operating activities: they correspond to normal activities performed by Banks, as well as other activates that cannot be classified as either investments or financing.

c)	Investment activities: they correspond to the acquisition, sale or disposal by other means, of long-term assets and other investments not included in cash and cash equivalent.

d)	Financing activities: these are activities that produce changes in the size and composition of the net Shareholders’ equity and liabilities that are not part of operating activities or investments.

cc)	Use of estimates and judgment

The preparation of the financial statements requires management to make estimates, judgment and assumptions that affect the application of accounting policies and the balances reported for assets and liabilities, the disclosure of asset or liability contingencies as of year-end, as well as income and expense accounts. Actual results may differ from these estimates.

The relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, revenues, expenses and uncertainties. The revisions of accounting estimates are recognized in the period in which the estimate is revised and in any future period affected.

In certain cases, SBIF rules and generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold, or in the case of a liability, could be incurred or settled, in a current transaction between willing parties instead of a forced settlement or sale. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover possible losses in accordance with regulations issued by the Superintendency of Banks and Financial Institutions. These regulations require that, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Consolidated Statement of Income. Loans are written-off when management determines that a loan or a portion that is uncollectible, in accordance with the legal requirements issued by the SVS, this chapter through B-2 "Credits damaged and punished". Write-offs are recorded as a reduction of the provisions for loan losses.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the greatest impact on the amounts recognized in financial statements, are described as concepts or used in the following notes:

•	Lifetime of tangible and intangible.
•	Contingencies and commitments.
•	Impairment losses on certain assets.
•	Assets and liabilities at fair value.
•	Current taxes and deferred taxes.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

dd)	Mandatory dividends

The Bank recognizes the liability portion of the net income corresponding spread in compliance with the Companies Act (30%) or according to its dividend policy, which states that for 2012 and 2011 will be distributed as dividends a amount not exceeding 50% of net income (at least 50% in 2010). For 2012 the Bank provisioned 50%, for 2011 the bank provisioned 30%minimum set by the Law

ee)	Assets received in lieu of payment

Assets received in lieu of payment are measured at the lower of initial carrying amount and net realizable value, i.e., its fair value (independent appraisal) less the necessary maintenance costs and costs to sell.  The net realizable value shall be determined in accordance with current market regulations, and should correspond to the fair value less the necessary maintenance costs and costs to sell.  Write-offs are required by the regulatory entity SBIF, if the asset is not sold within one year of receipt.

That net realizable value of an asset is reasonably determined under prevailing market conditions and should correspond to their fair value less costs to maintain and alienating.

ff)	Factored receivables

The Bank makes factoring transactions with their customers, through which it receives invoices and other commercial instruments representative of credits, with or without responsibility of the transferor, the transferor anticipating a percentage of the total amounts receivable from the debtor.  These loans are valued at acquisition value of the credits. Any price difference generated out of cessions, is accrued over the period of funding. The responsibility for payment of claims is the transferor.

gg	Leasing

Financial leasing

Corresponds to leases that transfer substantially all the risks and benefits from the owner of the leased asset to the lessee. When the consolidated entities act as lessors of an asset, the sum of the present values in the receivable amounts from the lessee plus the guaranteed residual value, usually the price of exercising the purchase option for the lessee at the end of the contract shall be recognized as a third party financing, including under "Loans and accounts receivable" of Consolidated Statement of Financial Position.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

When the aforementioned entities act as lessees, they will present the cost of leased assets in the Consolidated Statement of Financial Position as the nature of the leased asset and, simultaneously, a liability for the same amount (which is the lower of fair value leased asset and the sum of the present values of the amounts to the lessor plus, if applicable, the exercise price of the buying option).

These assets are depreciated using similar criteria to those applied to fixed assets for own use (see letter m practice "fixed asset"). In both cases, financial income and expenses arise from these contracts is credited or debited, respectively, the Consolidated Statement of Income in the items "Interest income" and "Interest expense" in order to achieve a constant rate of performance during the lease term.

Operating Leasing

In this mode the ownership of the leased asset and substantially all the risks and benefits that fall on the property, remain with the lessor. When the consolidated entities act as lessors, will present the acquisition cost of leased assets in the item "Fixed assets". These assets are depreciated according to the policies adopted for physical assets (see letter m practice "fixed asset") and income from leases are recognized in the Consolidated Statement of Income in a linear fashion, in item "Other operating income".

When the aforementioned entities act as lessees, lease expenses, including incentives granted, if any, by the lessor, are loaded linearly to their accounts consolidated income statement under "Other General Administrative Expenses" in the Consolidated Statement of Income.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

hh)	Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale.

Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies.

The assets (or disposal group) are measured at the lower of book value and fair value minus cost of sale. Impairment losses on initial classification of assets held for sale and subsequently, gains and losses on revaluation are recognized in earnings. Gains are not recognized if they exceed any cumulative loss.

At September 30, 2012 and December 31, 2011, the Bank maintains current assets for sale.

ii)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to equity holders of the Bank in a period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in a similar manner as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

At September 30, 2012 and December 31, 2011, the Bank has no dilutive instruments that generate effects in equity.

jj)	Assets under management and investment funds managed by the Bank

The assets managed by CorpBanca Administradora General de Fondos S.A. and Corpbanca Investment Trust Colombia S.A., which are the property of third parties are not included in the Consolidated Statements of Financial Position.  The relevant management fees are included in “Fee and commission income” in the Consolidated Statement of Income.

kk)	Consolidated statement of changes in consolidated Shareholders’ equity.

The consolidated statement of changes in shareholders’ equity included in these consolidated financial statements presents the total changes of the shareholders’ equity during the year.

•	Adjustments due to changes in accounting principles.
•	Net income of the year
•	Other changes in equity, among which include distributions of income, capital increases, provision of minimum dividends, paid dividends in addition to other increases or decreases in equity.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

This information is presented in two statements: the consolidated statement of comprehensive income and statement of changes in equity.

ll)	Consolidated statement of comprehensive income

This represents the income and expenses generated by the Bank as a result of its business activity in the period, separately disclosing income and expenses recorded in the Consolidated Statement of Income for the period and the other income and expenses recorded directly in other comprehensive income.

Accordingly, this statement presents:

a)	Consolidated Statement of Income for the period.

b)	The net amount of income and expenses recognized temporarily in equity as adjustments recorded as "valuation accounts".

c)	The deferred income tax arising from the information mentioned before except for adjustments of exchange differences and derivatives coverage for overseas investment.

d)	Total of the consolidated income and expense recognized, calculated as of the sum of the preceding letters, showing separately the amount attributed to the Bank and for non-controlling interest.

mm)	Statement of changes in Shareholders’ equity

The Consolidated Statement of Changes in Shareholders’ Equity presents all the changes occurring in net equity, including those arising from accounting changes and correction of errors. Accordingly, this statement provides a reconciliation of the beginning and ending balance of the period for all items in consolidated net equity, grouping the changes into the following items based on their nature:

a)
Adjustments for changes in accounting criteria and the correction of errors: includes the changes in consolidated net equity arising as a consequence of the retroactive restatement of the financial statement balances as a consequence of changes in the accounting criteria or in the correction of errors.

b)	Revenues and expenses recorded in the period: reflects, in aggregate form, all the items recorded in the Consolidated Statement of Income indicated above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

nn)	New and revised accounting standards

i)	SBIF Circulars:

As of the preparation of our current consolidated financial statements, new accounting standards were announced by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”) as follows:

a)	Circular to the issuance of financial statements at September 30, 2012

Between January 1 and date of issuance of these financial statements, no accounting pronouncements issued by the SBIF.

b)	Circular to the issuance of financial statements at December 31, 2011

Circular N°3,503 – On August 12, 2010, the SBIF released this Circular which complements and modifies instructions to the Compendium of Accounting Standards, chapters B1- “ Credit Risk Provision”; B2- “Charged-Offs and Written- Off  Credits”B3Contingencie Loans and C1, Annual Financial Statement Such changes, correspond to new texts and re-expression of concepts related to types of loans and portfolios. These amendments came into effect on January 1, 2011. Additionally, this Circular introduces provisions relating to additional provisions contained in No. 9  except for provisions related to additional allowances contained in No. 9 of Chapter B-1, which are still applicable for 2010.

Circular N°3,510 – On October 8, 2010, the SBIF released this Circular with the purpose of amending the new instruction forms on allowances, and also to address certain needs with respect to the simplification of information, by replacing Chapter C-3, “Monthly Financial Statements,” of the Compendium of Accounting Standards.  The changes introduced by this Chapter relate only to the elimination or creation of rows or items as indicated in the Annex to this Circular, and will be applied to the information referenced as of January 31, 2011.  Our Management believes that adopting these changes will not significantly affect the presentation of our monthly financial statements.

Circular N°3,518 – On February 2, 2011, the SBIF issued this circular to complement the instructions governing starting in January 2011 in relation to sections B-1 and B-3, and clarify some instructions. The only changes are due to the addition and deletion of words in the text to clarify the rules set. This circular had no significant effect on these financial statements.

Circular No 1 - May 4, 2011, the SBIF reported the issue of Supreme Decree No. 1512, which regulates the universal claims of Law No. 20,448, it was requested to take steps to correspond to so comply to the provisions of the decree on October 24, 2011. The creation of the universal credit pursues the implementation of single massive loans whose costs are easily understood and comparable to facilitate consumer choice. The central aspects of this new regulation is the introduction of a new indicator of the total cost expressed in terms of annual percentage rate (rate), known as Equivalent Annual Charge, the terms to be delivered in consumer information and content

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

of contracts universal claims that the entity is required to offer as of the effective date of the Decree. The Bank's management says that this Circular is implemented by December 31, 2011.

ii)	Accounting Standards Introduced by the International Accounting Standards Board (IASB)

a) The following new standards and interpretations have been adopted in these financial statements:

Amendments to Standards	Mandatory application for:
IAS 12, Income Taxes – Limited scope amendment (recovery of underlying assets)	Annual periods beginning on or after January 1, 2012.
IFRS 1 (Revised), First Time Adoption of IFRS – (i)Replacement of ‘fixed dates’ for certain exceptions with ‘the date of transition to IFRSs’ – (ii) Additional exemption for entities ceasing to suffer from severe hyperinflation

Annual periods beginning on or after July 1, 2011.
IFRS 7, Financial Instruments: Disclosures – Amendments enhancing disclosures about transfers of financial assets	Annual periods beginning on or after July 1, 2011.
IAS 1, Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income	Annual periods beginning on or after July 1, 2012.

Amendments to IAS 12, Income Taxes

On December 20, 2010, the IASB published Deferred Tax: Recovery of Underlying Assets – Amendments to IAS 12.  The amendments provide an exception to the general principle in IAS 12 Income Taxes (IAS 12) that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset.

Specifically, the amendments provide an exception to the general principles of IAS 12 for investment property measured using the fair value model in IAS 40 Investment Property (IAS 40).  For the purposes of measuring deferred tax, the amendments introduce a rebuttable presumption that the carrying amount of such an asset will be recovered entirely through sale.  The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, rather than through sale.  The exception also applies to investment property acquired in a business combination if the acquirer applies the fair value model in IAS 40 subsequent to the business combination.  The amendments also incorporate the requirements of SIC 21 Income Taxes - Recovery of Revalued Non-Depreciable Assets into IAS 12, i.e., deferred tax arising on a non-depreciable asset measured using the revaluation model in IAS 16 Property, Plant and Equipment should be based on the sale rate.  The effective date of the amendments is for annual periods beginning on or after January 1, 2012. Earlier application is permitted.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management believes that this new standard will be adopted  in its financial statements as from January 1, 2012. The Administration is evaluating the potential impact of the adoption of these amendments.

Amendments to IFRS 1, First Time Adoption of IFRS

On December 20, 2010, the IAS amended IFRS 1 First Time Adoption of IFRS to:

•
Provide relief for first-time adopters of IFRSs from having to reconstruct transactions that occurred before their date of transition to IFRSs.  This amendment replaces references to a fixed transition date of ‘January 1, 2004’ with ‘the date of transition to IFRSs’ so that first-time adopters of IFRS do not have to apply the derecognition requirements in IAS 39 retrospectively from an earlier date.  It also relieves first-time adopters from recalculating ‘day 1’ gains and losses on transactions occurring before the date of transition to IFRS.

•
Provide guidance for entities emerging from severe hyperinflation either to resume presenting IFRS financial statements or to present IFRS financial statements for the first time.  In accordance with the amendment, when an entity’s date of transition to IFRS is on or after the functional currency normalization date, the entity may elect to measure all assets and liabilities held before the functional currency normalization date at fair value on the date of transition to IFRS and use that fair value as the deemed cost of those assets and liabilities in the opening IFRS statement of financial position.  Entities making use of this exemption should describe the circumstances of how, and why, their functional currency became subject to severe hyperinflation and the circumstances that led to those conditions ceasing.

Management estimates that these changes have will have no effect on its financial statements as they are currently prepared under IFRS.

Amendments to IFRS 7, Financial Instruments: Disclosure

On October 7, 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosure that increase the disclosure requirements for transactions involving transfers of financial assets.  These amendments are intended to provide greater transparency around risk exposures of transactions where a financial asset is transferred but the transferor retains some level of continuing exposure (referred to as ‘continuing involvement’) in the asset.  The amendments also require disclosure where transfers of financial assets are not evenly distributed throughout the period (e.g., where transfers occur near the end of a reporting period).  The amendments are applicable for annual periods beginning on or after July 1, 2011, with early adoption allowed.  Moreover, the disclosures are not required for any of the periods presented that start before the initial adoption date.

Management believes that this new standard will be adopted in its financial statements as from January 1, 2013 and 2014. The Administration is evaluating the potential impact of the adoption of these amendments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amendments to IAS 1, Presentation of Financial Statements

On June 16, 2011, the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1). The amendments retain the option to present profit or loss and other comprehensive income in either a single continuous statement or in two separate but consecutive statements. Items of other comprehensive income are required to be grouped into those that will and will not subsequently be reclassified to profit or loss. Tax on items of other comprehensive income is required to be allocated on the same basis. The measurement and recognition of items of profit or loss and other comprehensive income are not affected by the amendments, which are applicable for reporting periods beginning on or after July 1, 2012 with earlier application permitted.

Management believes that the adoption of this new standard won´t have a significant impact on the measurement and recognition of the different components of earnings and loss on its financial statements, when it´s implemented

b) The following new standards and interpretations have been issued but the date of application is not yet in force:

New Standards, Interpretations and Amendments	Effective date
IFRS 9, Financial Instruments – Classification and Measurement	Annual periods beginning on or after January 1, 2015.
IFRS 10, Consolidated Financial Statements	Annual periods beginning on or after January 1, 2013
IFRS 11, Joint Arrangements	Annual periods beginning on or after January 1, 2013
IFRS 12, Disclosure of Involvement with Other Entities	Annual periods beginning on or after January 1, 2013
IAS 27 (2011), Separate Financial Statements	Annual periods beginning on or after January 1, 2013
IAS 28 (2011), Investments in Associates and Joint Ventures	Annual periods beginning on or after January 1, 2013
IFRS 13, Fair Value Measurements	Annual periods beginning on or after January 1, 2013

Amendments to Standards	Effective date:
IAS 19, Employee benefits (2011)	Annual periods beginning on or after January 1, 2013
IAS 32, Financial instruments: presentation – Clarified requirements for offsetting of financial assets and financial liabilities and amends disclosures	Annual periods beginning on or after January 1, 2014
IFRS 7, Financial Instruments: Disclosures – Amendments enhancing disclosures about transfers of financial assets	Annual periods beginning on or after January 1, 2013 (for modifications to disclosures about netting)
IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Involvement with Other Entities, Guidelines for the transition	Annual periods beginning on or after January 1, 2013
New Interpretations	Effective date
IFRIC 20, Stripping costs in the production phase of a surface mine	Annual periods beginning on or after January 1, 2013

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IFRS 9, Financial Instruments

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9) as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39).  Under this standard, all financial instruments are initially measured at fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs.  Moreover, IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortized cost and those measured at fair value.  Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.  As for debt instruments, a debt instrument that meets business model and cash flow characteristics tests can be measured at amortized cost (net of any write-down for impairment).  All other debt instruments must be measured at fair value through profit or loss.

Additionally, on 28 October 2010, the IASB published a revised version of IFRS 9.  The revised standard retains the requirements for classification and measurement of financial assets that were published in November 2009 but adds guidance on the classification and measurement of financial liabilities. As part of its restructuring of IFRS 9, the IASB also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9.

The guidance included in IFRS 9 on the classification and measurement of financial liabilities is unchanged from the classification criteria for financial liabilities currently contained in IAS 39.  In other words, financial liabilities will continue to be measured either wholly, or in part, at amortized cost or at fair value through profit or loss (FVTPL). The concept of bifurcating embedded derivatives from a financial liability host contract also remains unchanged.  Financial liabilities held for trading would continue to be measured at FVTPL, and all other financial liabilities would be measured at amortized cost unless the fair value option is applied, using the existing criteria in IAS 39.

However, there are two differences compared to IAS 39:

•	The presentation of the effects of changes in fair value attributable to a liability’s credit risk; and
•	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity

On December 16, 2011, the IASB issued Mandatory Effective Date of IFRS 9 and Transition Disclosures, deferring the mandatory effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after January 1, 2013. The amendments modify the requirements for transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period containing the date of initial application of IFRS 9.

Management is evaluating the potential impact on the adoption of these amendments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IFRS 10, Consolidated Financial Statements

On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is a replacement of IAS 27 Consolidated and Separate Financial Statements and SIC – 12 Consolidation – Special Purpose Entities.  The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the investee, and that basis is control. The definition of control includes three elements: power over an investee, exposure or rights to variable returns of the investee and the ability to use power over the investee to affect the investor’s returns. NIIF 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. An investor would reassess whether it controls an investee if there is a change in facts and circumstances. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC – 12 in its entirety. The effective date of NIIF 10 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted  in its financial statements as from January 1, 2013. The Administration is evaluating the potential impact of the adoption of these amendments.

IFRS 11, Joint Arrangements

On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures and SIC – 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). A joint operation  is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. NIIF 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The effective date of IFRS 11 is January 1, 2013, with earlier application permitted under certain circumstances.

Management believes that this new standard will be adopted  in its financial statements as from January 1, 2013. The Administration is evaluating the potential impact of the adoption of these amendments.

IFRS 12, Disclosure of Interests in Other Entities

On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities which requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. An entity should disclose information that helps users of its financial statements evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements. The disclosure requirements are extensive and significant effort may be required to accumulate the necessary

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

information. The effective date of IFRS 12 is January 1, 2013 but entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

Management believes that this new standard will be adopted  in its financial statements as from January 1, 2013. The Administration is evaluating the potential impact of the adoption of these amendments.

IAS 27 (2011), Separate Financial Statements

IAS 27 Consolidated and Separate Financial Statements has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements.

Management believes that this new standard will be adopted  in its financial statements as from January 1, 2013. Management estimates that this new standard won’t have any impact on its consolidated financial statements as of it´s application.

IAS 28 (2011), Investment in Associates and Joint Ventures

IAS 28 Investments in Associates has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Management believes that this new standard will be adopted  in its financial statements as from January 1, 2013. The Administration is evaluating the potential impact of the adoption of these amendments.

IFRS 13, Fair Value Measurement

On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. The Standard applies to both financial and non-financial items measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (i.e., an exit price). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the Standard is adopted.

Management believes that this new standard will be adopted in its financial statements as from January 1, 2013. The Administration is evaluating the potential impact of the adoption of these amendments.

Amendment to IAS 19, Employee Benefits

On June 16, 2011, the IASB issued amendments to IAS 19 Employee Benefits (2011) that change the accounting for defined benefit plans and termination benefits. The amendments require the recognition of changes in the defined benefit obligation and in plan assets when those changes

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

occur, eliminating the corridor approach and accelerating the recognition of past service costs. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit liabilities (assets) and remeasurements of the net defined benefit liabilities (assets). Net interest is calculated using high quality corporate bond yield. This may be lower than the rate used to calculate the expected return on plan assets, resulting in a decrease in net income. The amendments are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Retrospective application is required with certain exceptions.

Management believes that this new standard will be adopted in its financial statements as from January 1, 2013. The Administration is evaluating the potential impact of the adoption of these amendments.

Amendment to IAS 32, Financial Instruments: Presentation

On December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures. These amendments are the result of the IASB and US Financial Accounting Standards Board (‘FASB’ undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The new disclosures are required for annual and interim periods beginning on or after January 1, 2013 and the clarifying amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require retrospective application for comparative periods.

Management believes that this new standard will be adopted in its financial statements as from January 1, 2013 and 2014. The Administration is evaluating the potential impact of the adoption of these amendments.

Amendment to IFRS 7, Financial Instruments, Netting of financial Assets and Liabilities

IFRS 7 Financial Instruments: Disclosures was amended to request information about all recognized financial instruments that are being netted in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation.
The amendments also require disclosures about financial instruments that are subject to recognized master netting agreements and similar agreements enforceable even if they have not been netted in accordance with IAS 32. The IASB believes that these disclosures will enable users of financial statements to assess the effect or potential effect of netting agreements that allow, including netting rights associated with financial assets and financial liabilities recognized by the entity in its statement of financial position . The amendments are effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted

Management is currently evaluating the potential impact that the adoption of this new standard will have on its financial statements (for procedures beginning in 2013).
IFRS 10, Consolidated Financial Statements, IFRS 11,  Joint Arrangements, IFRS 12, Disclosure of Involvement with Other Entities, Guidelines for the transition

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On June 28, 2012, the IASB published consolidated financial statements, joint arrangements and disclosures of Interests in Other Entities (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments are intended to provide additional easing the transition to IFRS 10, IFRS 11 and IFRS 12, to "limit the requirement to provide comparative information adjusted only for the comparative year immediately preceding." Also, amendments to IFRS 11 and IFRS 12 eliminates the requirement to provide comparative information for periods prior to the immediately preceding period. The effective date of these amendments is for periods beginning on or after January 1, 2013, in line with the effective dates of IFRS 10, IFRS 11 and IFRS 12

 Management is currently evaluating the potential impact that the adoption of this new standard will have on its financial statements (for procedures beginning in 2013).

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

On October 19, 2011, the IFRS Interpretations Committee published IFRIC 20 Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (‘IFRIC 20’). IFRIC 20 applies to all types of natural resources that are extracted using the surface mining activity process. The costs from a stripping activity which provide improved access to ore should be recognized as a non-current asset (“stripping activity asset”) when certain criteria are met, whereas the costs of normal operational stripping activities should be accounted for in accordance with the principles in IAS 2 Inventories. The stripping activity asset should be initially measured at cost and subsequently carried at cost or its revalued amount less depreciation and amortization and impairment losses. The interpretation is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

Management believes that this new interpretation will not have an impact on its financial statements as the Company’s business activities do not consider the extraction of natural resources.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	ACCOUNTING CHANGES

a)	Year 2012.

During the nine months ended September 30, 2012, there have been no significant accounting changes that affect the presentation of these financial statements.

b)	Year 2011.

On August 12, 2010, the SBIF released Circular N°3,503, providing for certain modifications over allowances and distressed portfolios referenced in chapters B-1, B-2, B-3 and C1, Such modifications apply as of January 1, 2011, except for the relative provisions for additional allowances included in N°9 of Chapter B-1, which remain in effect during 2010.  In addition and as a supplement to this Circular, letter N°9 addressed to the Bank’s management and dated 21 December, 2010, specifies that adjustments resulting from the application of changes coming into effect as of January 1, 2011 can be made within the first three months of 2011; however, there is no restriction on entities able to anticipate their acknowledgement of guarantees, in whole or in part, constituting greater allowances, transitory and additional, attributed to the 2010 fiscal year.  As of 31 December, 2011, the application of the new standards issued by the SBIF had a negative impact of MCh$2,285 on the income statement, which was recorded during the first quarter of 2011 in the Consolidated Financial Statements.

The reclassifications of stocks of additional provisions to provisions for contingent liabilities, as required by the amendments to Chapter B-1 of the Compendium of Accounting Standards, are as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position	As of December, 2010	Reclassifications	Reclasificated Balance as of December, 2010
	MCh$	MCh$	MCh$
Liabilities			
Accrual for benefits and staff salaries	7,623	-	7,623
Accrual for mandatory dividends	59,522	-	59,522
Provisions for contingent loans	2,038	7,310 (2)	9,348
Provisions for contingencies	9,740	(7,310) (1)	2,430
Provisions for country risk	824	-	824
Total Provisions	**79,747**	-	**79,747**

Consolidated Statement of Comprehensive Income	As of December, 2010	Reclassifications	Reclasificated Balance as of December, 2010
	MCh$	MCh$	MCh$
Provisions for loan losses	(72,778)		(72,778)
Provisions for contingent loans	6,882		6,882
Additional provisions	-	(3,237) (3)	(3,237)
Minimum normal portfolio provisions adjuntment	-	-	-
Recovered asset previously written-off	14,709	-	14,709
Provisions for loan losses	**(51,187)**	**(3,237)**	**(54,424)**
Provisions and writte-off for assets received in lieu of payment	(1,730)	-	(1,730)
Contingency provisions	(5,403)	3,237 (3)	(2,166)
Others expenses	(5,568)	-	(5,568)
Other Operating Expenses	**(12,701)**	**3,237**	**(9,464)**

(1)
By 2010 under the heading of allowances for contingencies the balance ascended to MM$ 9,740 additional allowances were constituted for MM$7,310, which correspond to provisions for contingent credit risk, according to the new rule on provisions in accordance with Circular No. 3,503 cited above.

(2)
According to the above, for purposes of presentation and comparability of financial statements by 2011, reclassification took place for amount of MM$7,310 under the heading of Provisions for contingency credit risk. Note that since the classification took place within the same category of "Provisions", the balance of presentation does not generate changes in notes to financial statements relating to the Consolidated Statement of Financial Position.

(3)
Regarding the expenses related to the provision explained above, it generates an accounting reclassification of MM$3,237 from "Other Expenses" under "Provisions for contingencies" to "Provisions for credit risk" under "additional allowances", the above for purposes of presentation and comparability of financial statements by 2011. This filing amends the Consolidated Income Statement and Consolidated Cash Flow Statement, a situation which will be explained below.

In order to present comparative financial statements, CorpBanca has made necessary reclassifications in its Consolidated Statement of Income referred to the December 31, 2010, this according to the provisions of Circular No. SBIF 3,503, cited above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In order to present comparative financial statements, CorpBanca has made necessary reclassifications in its Consolidated Statement of Cash Flows referred to the December 31, 2010, this according to the provisions of Circular No. SBIF 3,503, cited above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -	SIGNIFICANT EVENTS

At September 30, 2012 and December 31, 2011, there have been the following significant events have influenced the Bank's operations and its subsidiaries in the financial statements:

CORPBANCA

a.	Board of Directors

Year 2012

●	At the board meeting dated January 24, 2012 has agreed to designate as Chief Executive Officer Mr. Fernando CorpBanca Massu Tare, a position which shall commence on 6 February 2012.

Additionally Mr. Massu has resigned as Director to assume this new role, resignation has been accepted by the Board as of this date.

●	At the board meeting dated CorpBanca February 2, 2012, was agreed to communicate to the public, as an essential, the following matters:

1.
Mr. Álvaro Saieh Bendeck has resigned as Director and Chairman of the company, which was accepted by the Board. Together with the above, he realized that Mr. Saieh maintain their connection to the Bank on issues of strategic development, control and new business.

2.	We proceeded to appoint as directors waived replacement of directors Álvaro Saieh Bendeck and Fernando Massú Tare, to Messrs. Rafael Guilisasti Gana and Francisco Morabec Asfura.

3.
Resigned the 2 alternate directors Messrs. Hector Valdés Ruiz and Juan Rafael Gutierrez Ávila, which were accepted by the Board and appointed as alternate directors replacements Maria Catalina Guzmán and Charles Naylor del Río.

4.	Was appointed as Chairman of the Board and the Bank Jorge Andrés Saieh Guzmán, as Senior Vice President Fernando Aguad Dagach and as Second Vice President Jorge Selume Zaror.

5.
That quote has been agreed Annual General Meeting of Shareholders for the day February 28, 2012, to address the matters within its competence, among others, in that Board approved the financial statements, a decision on the proposal of the Board to distribute 100% of net income in 2011 amounting to $122.849.272.708 amount to be distributed as a dividend which will amount to $ 0.490694035734966 per share. If approved the distribution of dividends, they would be paid upon completion of the said Board Meeting. In case of approval as set out above, shall be entitled to such dividends, the shareholders who are registered in the Register of Shareholders with 5 working days prior to the date of conclusion of the Annual General Meeting of Shareholders.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	In Annual General Meeting of Shareholders held on Tuesday 28 February 2012 was appointed the following directors and alternate replacements:

Replacements Directors: Francisco León Délano, Ana Holuigue Barros, Rafael Guilisasti Gana and Francisco Mobarec Asfura.

Replacements Alternate Directors: Maria Catalina Saieh Guzmán and Charles Naylor del Río.

Year 2011

●
On April 27, 2011 the institution received a letter from Don Hernan Somerville Senn, addressed to the Chairman of the Board of the Bank, through which announced his resignation as Director of this institution, which sought to come on into effect as on Thursday, April 28, 2011.

●	On May 27, 2011 don Segismundo Schulin-Zeuthen Serrano submitted his resignation to the position of CorpBanca Director.

●	On the board meeting dated May 31, 2011 the board proceeded to appoint as Director of CorpBanca, replacing Don Hernan Somerville Senn, Don Francisco Leon Delano.

●
On August 16, 2011, the institution received a communication from Mr. Brian O'Neill, addressed to the First Vice Chairman of the Bank, through which announced his resignation as Director of the institution, which sought to come on into effect as of that date.

●	CorpBanca Board Meeting dated August 30, 2011, adopted the following resolutions:

▪	Appoint Director of CorpBanca, replacing Mr. Brian O'Neill, Dona Ana Beatriz Barros Holuigue who shall hold office until the next General Meeting of Shareholders.

▪	To the Board of Directors additionally assume the functions , which, in accordance with current regulations correspond to the Audit Committee, changing it´s name to "Board of Directors - Audit".

▪	Designate Directors as members of the "Committee of Directors - Audit" to Don Gustavo Arriagada Morales, who will chair, Fernando Massu Tare and Francisco Leon Delano.

●
On the Extraordinary Board of Directors celebrated on December 29, 2011 has agreed to accept the resignation of Mr. Mario Chamorro Carrizo as General Manager of CorpBanca. At the same meeting it was agreed to appoint, during the time that elapses until the appointment of new General Manager, Don Christian Canales Palacios as Acting General Manager.

●	On September 28, 2011 the Board of CorpBanca, has proceeded to appoint as Independent Director Don Gustavo Arriagada Morales.

●
On December 30, 2010, at special session N°2010/73, the Board of Directors agreed to schedule a Special Shareholders Meeting on January 27, 2001 in order to propose an increase in shareholder equity through the issuance of 40,042,815,984 shares comprising 15% of the Bank’s total newly-issued equity shares and to make the respective amendments to our bylaws, adopting, as necessary, any other applicable agreement, once such shares were placed, subscribed and paid for, in accordance with terms and conditions determined at the meeting or, upon delegation, by the Board of Directors. The shares may be offered in Chile and abroad, as determined by the Board of Directors, and especially in the securities markets of the United States of America, and/or in the New York Stock Exchange, through ADR mechanisms.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.	Options

Year 2012

●	At September 30, 2012, the Bank has options for buying and selling foreign currency as detailed below:

Options	Type	Nominal

Purchase	Call	US$152,526,480
	Put	US$162,992,494

Sale	Call	US$207,992,494
	Put	US$48,033,325
Year 2011

●	As of the 31st of December 2011 the Bank has Options held for sale and purchase in foreign exchange accordingly as following detail:

Options	Type	Nominal

Purchase	Call	US$7,450,000
	Put	US$8,800,000

Sale	Call	US$4,050,000
	Put	US$5,900,000

c.	Sanctions

Year 2012 - 2011

●	There are no penalties to the date of these financial statements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.	Shareholder Equity Increases

Year 2012

●
the board meeting dated Corp Banca March 13, 2012, was agreed to communicate to the public, as an essential event, the summons to an Extraordinary General Meeting of Shareholders to be held on April 10, 2012 in the social offices, to decide upon the following matters4:

1.
To rescind the portion not placed the capital increase agreed by the Special Shareholders Meeting held on Bank January 27, 2011, being this increase effectively reduced to the subscribed and paid. This part does not amount to 14.542.815.984 shares placed in the Register of Securities dated February 22, 2011 under No. 1/2011.

2.
Increase the share capital by issuing 48,000,000,000 cash shares, nominative of the same series without par value, price and other conditions which the Board may amend Article Fifth and Permanent One of the Bylaws Transition to adjust to the resolutions adopted by the Board, and as agreed in the said board meeting, the capital increase is part of the investment made in Colombia CorpBanca during acquisition of the now called Banco Santander Colombia S.A.

●	The Extraordinary General Meeting of Shareholders of CorpBanca held on April 10, 2012 it was agreed:

1.	To rescind the non placed the capital increase approved at the Extraordinary General Meeting of the Bank held on 27 January 2011, being the Bank's capital shares reduced to 250.358.194.234.

2.	Increase capital of $ 507,107,508,560, divided into 250,358,194,234 ordinary shares fully subscribed and paid through the issuance of 48 billion ordinary shares of no par value payment.

In Special Session Directory Corpbanca dated May 10, 2012, it was agreed to communicate, as material, the agreement of that session adopted in the exercise of the powers were delegated by the Extraordinary General Meeting held on 10 April 2012. This agreement is as follows:

Set at $ 6.25 (six point twenty-five dollars) the price of each of the 43 billion cash shares, without par value common to be offered preferentially to shareholders under the agreed issue in the Extraordinary General Meeting shareholders referred.

It is stated, as reported by notice published on 4 May 2012 in the newspaper La Tercera, preferential option period will be extended for a period of 30 days from the May 11, 2012 and up to 9 June 2012.

●	CorpBanca reported as an essential event dated May 22, 2012, as follows:

 4 Situation described in note 15 to these financial statements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a.	In extraordinary shareholders Corpbanca (hereinafter the "Bank") held on April 10, 2012 agreed to increase the Bank's capital by issuing shares for payment 48,000,000,000 no par value.

b.
The board meeting dated May 10, 2012, and was authorized under the Special Shareholders referred to in subparagraph (a) above the Bank's Board agreed to issue and preferably offer to shareholders, shares payment 43,000,000,000 ordinary, no par value, from within those agreed to issue at the meeting. The fixed price for each share is $ 6.25 (six point twenty-five dollars) beginning the period of first refusal on May 11, 2012.

c.
To this date, under the capital increase referred to in the preceding, were 15,633,600,000 shares subscribed and paid $ 97,712 for a MM equivalent according to the exchange rate at the date of signing to approximately U.S. $ 200 million of which the equivalent of U.S. $ 100 million are paid by the "economic group from Colombia Santo Domingo and U.S. $ 100 million are paid by companies related to Corp Group, as a group controller CorpBanca (hereinafter the" Driver Group ").

Additionally, the "Driver Group" informed the Bank by letter dated May 22 that within approximately 12 days from this date and time of issue of the authorization of the regulatory bodies, additionally subscribed and paid shares in the amount of approximately U.S. $ 148 million equivalent.

d.
They have complied with the following requirements of the authorization of the Superintendency of Banks and Financial Institutions dated March 30, 2012 to acquire Corpbanca Banco Santander Colombia SA including its subsidiary Santander Investment Securities SA and Santander Colombia SA Investment Trust: Located paid capital increase in the amount equivalent to U.S. $ 200 million, the capital adequacy ratio of the Bank is considering the acquisition referred to above 10% and has signed supervision agreement between the Superintendent and the aforementioned Colombian Financial Superintendency.

e.
That the "Driver Group" reported also by letter of this date served the Colombian regulations prohibiting CorpBanca to acquire more than 95% of Banco Santander Colombia SA, the "Driver Group" buy shares directly in Banco Santander Colombia SA in the amount of approximately U.S. $ 52 million, acquisition will materialize, as stated in that letter, within a period not exceeding the expected June 30, 2012.

Year 2011

●	Extraordinary Shareholders Meeting held on CorpBanca January 27, 2011, agreed to increase the bank's capital as follows:

▪	By the capitalization of retained earnings at December 31, 2009 in the amount of $ 106,868,578,585.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

▪
By issuing 40,042,815,984 ordinary shares for payment all without nominal value representing 15% of total new capital stock, to be subscribed and paid , under the terms and other conditions as determined by the Board

    In effect, the Board authorized the Bank Board to proceed to determine the price of the share placement.

Shares, as determined by the Board, will be offered both in Chile and abroad, especially in the stock market in the United States of America in the New York Stock Exchange in that country, through the mechanism ADR 's.

●	On May 19, 2011, reported in respect of the shares issued by the Bank and the supply of them, the communication received from Corp Group Banking SA, parent company of CorpBanca, which states:

Regarding the Bank's capital increase agreed on the Extraordinary Meeting of shareholders dated January 27, 2011, Corp Group Banking SA in his capacity as shareholder of the Bank, announced that the number of shares to be placed in accordance with the abovementioned , ascend to 25,500,000,000 , additionally the balance of agreed actions are not positioned to deliver before 12 following months.

Also notice that Corp Group Banking SA expresses its intention to exercise the right of first refusal that under the law applicable in the legal period of first refusal.

●
On the Extraordinary session of Board of Directors celebrated on May 25, 2011, was agreed to communicate part of the agreements adopted in the exercise of its power was delegated by the Extraordinary General Meeting of Share Holders held on January 27, 2011, whose minutes were written  dated February 1, 2011 at the Notary of Santiago Mr. José Musalem Saffie, which agreed to increase the Bank's capital by issuing 40,042,815,984 cash shares, without par value. These agreements were:

1.	Preferably offer to shareholders, the sum of 25,500,000,000 cash shares, ordinary and without nominal value, under the agreed issue in the Extraordinary General Meeting of Shareholders referred.

2.	Set as start date for the first preferred option period of 30 days of the placement, the 3er of June 2011, and as the date to end, the 2nd of July 2011.

Set then the second period preferential option for a period of 30 days, between July 3rd 2011 until August 1, 2011, to shareholders who have subscribed shares in the first period of first refusal, concerning the shares that were not acquired by shareholders or their transferees are entitled to, and actions that originate in fractions produced in the apportionment among shareholders.

A third term preferential option for a period of 30 days between August 2, 2011 and until August 31, 2011, to shareholders who have subscribed shares in the second period of first refusal concerning the shares that are not acquired by shareholders or their transferees are entitled to them in that period and the actions that have their origin in fractions produced in the apportionment among shareholders.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.
Establish issuance under preferability rights to be offered to shareholders of the Bank, who will have the right to subscribe new shares 0.1123797088 per share recorded in the Register Shareholders on 28 May 2011.

In the Special Session of Directory of CorpBanca dated June 2, 2011, it was agreed to communicate, the agreement of that session, adopted in the exercise of the powers were delegated by the Extraordinary General Meeting of Shareholders held on 27 January and 2 June 2011.

These agreements are as follow:

▪
Set the price at $ 7.35 (seven point thirty-five Chilean pesos) of each of the 25,500,000,000 cash shares, without par value common to be offered preferentially to shareholders under the agreed to issue to the Board Extraordinary General Meeting of Shareholders dated January 27, 2011.

▪
It is noted that, as was reported as an event on May 25 this year, at a board meeting of the same date, it was agreed that the preferred first option period of 30 days will start  June 3 and end on July 2, the second term preferential option for a period of 30 days, began on July 3 and end on August 1 and the third term preferential option for a period of 30 days began on August 2 and ends on August 31, all during 2011.

e.	Profit Sharing

Year 2012

●
At the board meeting dated CorpBanca February 2, 2012, was agreed to communicate to the public, as an essential, which has agreed to quote General Meeting of Shareholders for the day February 28, 2012, to address among other matters within its competence, the proposition of the Directory to distribute 100% of net income in 2011 amounting to $122.849.272.708 amount to be distributed as a dividend which will amount to $ 0.490694035734966 per share. If approved the distribution of dividends, they would be paid upon completion of the said Board Meeting. In case of approval as set out above, shall be entitled to such dividends, the shareholders who are registered in the Register of Shareholders with 5 working days prior to the date of conclusion of the Annual General Meeting of Shareholders (the situation was approved by General Meeting of Shareholders cited above).

Year 2011

●
At the board meeting of CorpBanca dated January 25, 2011, Ordinary General Meeting of Shareholders for the day February 24, 2011 agreed, to address the matters within its competence and, among others, to approve at such meeting the Annual Financial Statements, decide on the proposal of the Board to distribute 100% of net income in 2010 amounting to $ 119,043,013,408 as to the amount to be distributed as dividends for the total issued shares of bank up  to $ 0.524628203218518 per share.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
If approved, the distribution of dividends would be paid upon completion of the said Board Meeting.

In case of approval as set out above, the shareholders who are registered in the Register of Shareholders with 5 working days prior to the date of conclusion the Annual General Meeting of Shareholders shall be entitled to such dividends.

f.	Agreement with Banco Santander Spain for acquisition of companies in Colombia

Year 2012

●
By letter dated March 30, 2012, the Superintendency of Banks and Financial Institutions CorpBanca authorized to acquire Banco Santander Colombia SA including its subsidiary Santander Investment Securities Colombia SA and Santander Colombia SA Investment Trust and Santander Insurance Agency Limited.

The acquisition will be a two stage, first, for 51% of the shares of the bank in Colombia and the second to complete the 94.94% of the bank, as well as companies Santander Investment Trust SA and Santander Insurance Agency Ltd.

For the acquisition of the first stage in said authorization were established as preconditions CorpBanca performed and is paid a capital increase amounting to at least $ 200 million, which at the time of the operation, the adequacy ratio capital is at least 10%, which is authorized by the Central Bank and is in force a supervision agreement between the Superintendency of Banks and Financial Institutions of Chile and the Colombian Financial Superintendency.

For the acquisition of the second stage, set as a precondition that is paid on capital increase to comply with capital adequacy ratio of 10% and that is authorized by the Central Bank.

Finally, it is reported that on 22, 27 and 28 last March, were published in the newspaper La Tercera, notices of summons extraordinary shareholders CorpBanca for April 10, 2012 in which shall be submitted to consideration of the shareholders, among other things, the capital increase to be paid by issuing 48.000.000.000 cash shares, registered shares, of the same series without par value.

●
Regarding the Purchase Agreement signed on December 6, 2011, by which CorpBanca agreed to acquire Banco Santander Colombia SA (BSC), including its subsidiary Santander Investment Securities Colombia SA, communicates that on May 29, 2012, CorpBanca takes control of BSC, through the acquisition of 51% shares of the Bank.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    As provided in such contract, the remaining shares to complete the 94.94% stake, the maximum allowable under Colombian regulations, shall be made during the month of June 2012.

●
Agreement Regarding the aforementioned acquisition, communicates that on June 22, 2012, CorpBanca acquired an additional 40.93% of BSC, which happens to have a 91.93% of the shares of that bank. Also Interhold Investment Group Corp Ltd has acquired on the same date 7.39% of BSC.

Year 2011

●
In Special Session of Directory of CorpBanca of December 6, 2011 it was agreed to authorize  subscription to the agreement with Banco Santander SA, a company established in Spain, under whichCorpBanca would acquire, under the terms set out below , the participation stock indicated that  Santander Group holds in the following companies, all entities incorporated under the laws of Colombia , who exercise their business in that country:

▪ Banco Santander Colombia S.A.
▪ Santander Investment Valores Colombia S.A.
▪ Santander Investment Trust Colombia S.A.
▪ Agenda de Seguros Santander Limitada.
▪ Santander Investment S.A.

The transaction is subject to obtaining regulatory approvals of the competent authorities in Chile and Colombia.

As notified in the board meeting, it is expected that the operation will be carried out during the first half of 2012.

CorpBanca will acquire 95% stake in Banco Santander Colombia SA, the maximum allowed by law in the country for an individual shareholder. Group Corp SA Interhold will acquire at least 2.85% of Santander shares in addition to those acquired through the  "delisting" in conformity with Colombian law .

Additionally, in effect, other agreements necessary for CorpBanca to acquire 100% directly or indirectly of the equity of the corporate societies Colombia SA Santander Investment Securities, Santander Insurance Agency Investment Trust Limited and Santander Colombia SA, Corp GroupInterhold S.A will directly acquire and / or indirectly 100% of Santander Investment SA Colombia

The entire acquisition, Corpgroup CorpBanca, is to be made for an approximate amount of up to U.S. $ 1,225,000,000 dollar Libor over 180 days increased by 1% per year, of which the price that CorpBanca will pay for the bank and financial companies referred to above, is stimated to sum up to U.S. $ 1,155,000,000 and the amount that Corpgroup will pay will be up to U.S. $ 70,000,000, plus interest on both noted.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    Banco Santander Colombia SA has a market share in that country of 2.7% in loans and 4.7% share of public deposits. The Bank's assets amounted to approximately U.S. $ 4 billion and its loan portfolio is approximately U.S$ 2,570,000,000.

In response to the limits set by determine the General Banking Act for such investments in companies abroad, CorpBanca, referring to the acquisition and prior to making the investment, you should make a capital increase in the equivalent of approximately U.S. $ 450,000,000.

g.	Agreement with Helm Bank SA for acquisition of companies in Colombia

On October 9, Corpbanca received communication Corp Group Holding Inversiones Limitada, through HB Acquisition SAS, a company incorporated under Colombian law (the "Purchaser"), entered into a Purchase Agreement (the "Agreement") Rudder with Inversiones Timón S.A.S., Inversiones Carrón S.A.S y Comercial Camacho Gómez S.A.S (the "sellers"), subsidiaries of Helm Corporation and owners of approximately 91% of the common shares of Helm Bank SA ("Helm Bank" or the "Bank"), under which it was agreed to purchase by the Purchaser up to 100% of the ordinary shares and shares with preferential dividend and without right to vote Helm Bank SA also be subject to the acquisition, all subsidiaries of Helm SA (the "Transaction").

Additionally, we agreed to acquire from Corpbanca (Chile) 80% of Helm Corredor de Seguros S.A

The contractual position of the Purchaser will be transferred before the closing date of the transaction, Banco Corpbanca Colombia S.A for the acquisition of Helm Bank SA and its subsidiaries and Corpbanca (Chile) to purchase insurance broker SA Helm

In effect, Corp Group Holding Inversiones Limitada will promote the adoption of the respective agreements both Corpbanca (Chile), and in Banco Corpbanca Colombia S.A for the above acquisitions.

Helm Bank SA is a bank that operates in the Republic of Colombia, which has a market share of 4.0%, total assets of U.S. $ 6,643 million at July 2012, loans of U.S. $ 4,610 million, total deposits of U.S. $ 4,510 million and shareholders' equity U.S. $ 739 million.

The acquisition agreement includes a price for 100% of the shares of Helm Bank SA of U.S. $ 1,278.6 million, subject to an adjustment of U.S. $ 210,181 for each day that elapses between January 1, 2013 (if that date is not closure has occurred) and the closing date of the Transaction. The price for the acquisition of 80% of Helm Corredor de Seguros S.A, is the sum of $ 17,12 million.

For purposes of the Transaction realize my client promote a capital increase in Corpbanca (Chile) in the amount equivalent to U.S. $ 600 million. The recent announcement by the International Finance Corporation, IFC to invest in Corpbanca is part of this increase,

Additionally, it will promote an increase in Banco Corpbanca Colombia S.A for an amount close and not more than $ 1,000 million. As part of the transaction is contemplated that the sellers will concur in this capital increase, with funds from the price received, with the subscription and payment of the equivalent of approximately U.S. $ 440 million. Also be encouraged to attend with Corpbanca subscription and payment by an amount close to $ 285 million. The remainder will be subscribed by other investors.

The acquisition agreement further contemplated that:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. After the closing of the Transaction and in accordance with existing rules, Helm Bank SA and Banco Corpbanca Colombia SA will merge to operate in the Republic of Colombia as a single bank.

2. From this date, any shareholder who owns shares of Bank Helm S.A. may accede to the Acquisition Agreement to carry out the sale of its common shares on the terms and price conditions that have been agreed between the parties to the Agreement.

3. In the contract it is contemplated that the improvement of the Transaction is conditional upon (i) obtaining regulatory approvals in the respective countries, (ii) obtaining resources from Corpbanca Chile through a capital increase operation, and (iii) other customary conditions for this type of business.

4. Within 90 days after the close of the transaction, Banco Corpbanca Colombia S.A. propitiate, to make a tender offer for 100% of the shares with preferential dividend and without right to vote Helm Bank SA at a price action will be informed to the general public at closing of the Transaction. This price shall in any case equivalent to the price per common share agreed in the Contract.

5. Agreement and other conditions customary for such agreements.

Additionally, a Shareholders Agreement that includes provisions customary for transactions of this kind, relating to transfer of shares, board and committee forming, supermajorities, best practices and operations.

Operation is expected to be closed during the first quarter of 2013.

h.	Others

Year 2011

On February 23, 2011, The New York Stock Exchange (NYSE) changed the number of materialized common shares represented by each ADR from 5,000 shares to 1,500 shares per ADR.

CORPBANCA ASESORÍAS FINANCIERAS S.A.

a.	Board of Directors

Year 2012

On May 7, 2012, submitted his resignation as Director Mr. Cristián Canales Palacios. In Ordinary Session Directory No. 190 of 23 May 2012, it was agreed to appoint as Director Mr. José Francisco Sanchez Figueroa.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year 2011

●
In the twentieth General Meeting of Shareholders held on February 25, 2011 proceeded to renovate the Board of Directors composed by the following: Fernando Massu Tare, Hector Valdés Ruiz and Cristian Canales Palacios.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Board of Directors

Year 2012

●
Special Session of Board of Directors dated February 2, 2012, proceeded to appoint as Acting Chief Executive Officer of the company for the period between 13 and 17 February 2012 to Ms Cristina Derpsch Gebhard. It also resolved to convene a General Meeting of Shareholders of the company for the day February 28, 2012 in offices of society.

●	Ordinary Session Board Meeting held on March 13, 2012, proceeded to appoint as Chairman of the Board and of the company Mr. Gustavo Arriagada Morales as Vice President Mr. Andrés García Lagos.

●	In extraordinary board meeting held on April 18, 2012 it was agreed to appoint as the new Manager of the Company Mrs. Cecilia Lorena Ramis Contzen, who will take office on Monday, April 23, 2012.

Year 2011

●	At Board Meeting of January 27, 2011, proceeded to appoint as Acting General Manager of the company for the period between 7 and 25 February 2011 Daniel Thenoux Don Ruiz.

●
On the Special session of Board of Directors celebrated on May 5, proceedings appointed as Acting General Manager of the company for the period between the 9th and 13th May 2011 to Don Alejandro Sepulveda Magnet, replacing General Manager Mr. Benjamin Epstein Numhauser, who will be absent from office between 9 , May 13, 2011.

●
On the Special session of Board of Directors celebrated on July 28, ithe resignation of his office by the General Manager Don Benjamin Epstein Numhauser was accepted and  Acting General Manager Don Thenoux Daniel Ruiz was designated.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.	Profit Sharing

Year 2012

●
In Twenty-Seventh Annual General Meeting of Shareholders held on February 28, 2012, agreed to distribute the profit for the year 2011, amount to be distributed to shareholders in proportion to its shareholding, remembering to empower the Directors of the company to define the date of payment to the shareholders of such dividends. It is further agreed, revoke and renew the entire membership of the Board of the company, appointing new directors, Messrs: Gustavo Arriagada Morales, Jorge Hechenleitner Adams, Andy Garcia Lagos, Gerardo Schlotfeldt Leighton and Pablo De La Cerda Merino.

Year 2011

●
In Twenty-Sixth General Meeting of Shareholders held on held February 25, 2011, the amount to be distributed to shareholders in proportion to its shareholding, will result in the payment of $ 17,836.65039 Chilean pesos per share, such meeting thereby enablinge the Directory of society to define the date of payment to the shareholders of such dividends.

c.	Presentation of financial statements based on IFRS

Year 2011

●
As of March 31 the financial statements were presented in pro forma format, in accordance to the IFRS transition, complying in form satisfactory to the requirements of the Securities and Insurance in Circular No. 544 above.

d.	Adjustments to Mutual Fund Portfolios

Year 2012

●
On July 24, 2012 proceeded to make adjustments to the portfolio of Mutual Fund called Efficiency Corp, fund administered by the company, because there were discrepancies in excess of 0.1% of the portfolio on its recovery considering market rates.

●	This has led to a change in the value of the quotas for the indicated series issued by the mutual fund and the returns thereon, between the dates listed in the following table:

Fund	Share value 23/07/2012	Share value 24/07/2012	Variation %
CORP EFICIENCIA SERIE M1	2.258,83	2.259,60	0,034
CORP EFICIENCIA SERIE M2	1.380,70	1.381,17	0,0343
CORP EFICIENCIA SERIE M3	1.409,04	1.409,54	0,0356
CORP EFICIENCIA SERIE M4	1.021,80	1.022,17	0,0359
CORP EFICIENCIA SERIE APV	1.099,16	1.099,56	0,0363

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Mutual Fund Settlement Corp Asia Pacifico:

In view of the provisions of ordinary trades and numbers 12,512 and 14,074  dated 22 May and 7 June 2012 respectively and the Exempt Resolution No. 242 dated June 15 of this year, all of the Superintendencia de Valores y Seguros regarding liquidation order MUTUAL FUND ASIA PACIFIC CORP., as well as the stages of such liquidation, Corpbanca Administradora General de Fondos S.A. informs its customers that it has executed the following:

• On July 6, 2012 was notified by registered letter to fund shareholders about the fact of the settlement and its start date.

        • On July 6, 2012 there was a publication in the newspaper La Tercera, communicating the fact of the settlement and its start date.

• Since last July 23, 2012, proceeded, in the shortest possible time, the performance of the fund's assets.

• On July 26, 2012, proceeded to distribute the money among the participants that were a result of the conduct.

• With the same earlier contributors were informed about the delivery and payment of the final deal, doing this to them that have investments in the fund and have not made any movement, it may request the corresponding view of their investments in the Corpbanca branch that suits them best until the day August 27, 2012.

Having complied and thus far, with all the measures ordered in Exempt Resolution No. 242 to the liquidation of the fund

Year 2011

●
On December 20, 2011 procedures were adopted  to make adjustments to the portfolios of mutual funds called Corp Efficiency , Corp Opportunity and Corp Opportunity Dollar, all managed by this company, because there were deviations greater than 0.1% of the value of the portfolios of these funds in their valuations considering market rates.

●	This implied a change in the value assessments for the listed series issued by mutual funds, and profitability thereof, between the dates listed in the table below:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fund	Share value 19/12/2011	Share value 20/12/2011	Variation %
CORP EFICIENCIA SERIE A	2.194,0119	2.192,6631	-0,061
CORP EFICIENCIA SERIE B	1.337,8595	1.337,0471	-0,061
CORP EFICIENCIA SERIE C	1.363,1210	1.362,3021	-0,060
CORP EFICIENCIA SERIE ALFA	1.062,9624	1.062,3245	-0,060
CORP OPORTUNIDAD	1.444,7876	1.443,9930	-0,055
CORP OPORTUNIDAD DÓLAR SERIE A	1.023,0826	1.022,1805	-0,088
CORP OPORTUNIDAD DÓLAR SERIE I	1.030,1061	1.029,2034	-0,088

CORPBANCA CORREDORES DE BOLSA S.A.

a.	Board of Directors

Year 2011

●
At Board Meeting No. 214 on March 23, 2011, the Board approved the resignation of Mr. Cristóbal Fernández Prado and selected Mr. Alberto Hasbún Selman as his replacement, effective as of that date. It was further agreed to convene the ordinary shareholders on April 15, 2011.

●
In the Eighteenth Annual General Meeting of Shareholders held on April 15, 2011, a total renovation of the board was made, resulting in the membership of the following Board Members: Hugo Lavado Montes, Jose Manuel Garrido Bouzo, Cristián Canales Palacios, Jose Francisco Sanchez Figueroa and Alberto Selman Hasbún.

b.	Profit Sharing

Year 2012

 In Nineteenth Annual General Meeting of Shareholders held on March 30, 2012, agreed to distribute the net income for 2011, amounting to M $ 6,639,698, remembering to authorize the Board of Directors to set the date of payment to shareholders of such dividends. This dividend was paid to shareholders on 04 October 2012.

 In Seventeenth Extraordinary General Meeting held on September 26, 2012, agreed to distribute retained earnings at 31 December 2011, amounting to M $ 7,075,730, authorizing the General Manager to society within 30 working days from the date hereof proceed to realize the payment of dividends by the concept. This dividend was paid to shareholders on 04 October 2012. In the same Board agreed to reduce the current capital of the Company, from the sum of M $ 74,798,801, divided into 1,111,721 common shares, nominative and without par value, the sum of M $ 38,514,229, divided into the same 1,111,721 common shares, nominative and without par value, which implies an effective reduction of the share capital in the amount of M $ 36,284,572.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year 2011

●
In Eighteenth Annual General Meeting of Shareholders held on April 15, 2011, it  was agreed to distribute the profit for the year 2010, amount to be distributed to shareholders in proportion to its shareholding, which will result in the payment of $4,149,994,127 Chilean pesos per share, agreeing to authorize the Board of the society to set the date payment to shareholders of dividends, a situation that occurred on December 29, 2011.

c.	Presentation of Financial Statements on an IFRS basis.

Year 2011

●	As of March 31 were presented pro forma financial statements IFRS format, complying in form satisfactory to the requirements of the Securities and Insurance in Circular No. 549 above.

CORPBANCA CORREDORES DE SEGUROS S.A.

a.	Board of Directors

Year 2011

●
At Board Meeting of March 16, 2011, an appointment as Acting General Manager of the Society for Mr. Gerardo Edwards Schleyer was made. It was also agreed to convene ordinary shareholders for March 31, 2011.

●
In Fourteenth General Meeting of Shareholders held on March 31, 2011,  the total renovation of the board, leaving it formed by the following: Gerardo Schlotfeldt Leighton, Eulogio Guzman Llona, Francisco Guzmán Bauza, Pablo de la Cerda Merino, Oscar Cerda Urrutia was made

●	At the board meeting dated April 14, 2011, proceeded to the election of the Chairman, was elected unanimously by those present Mr. Pablo de la Cerda Merino.

●
At the Special session of Board of Directors celebrated on 22 August 2011,  the resignation of his office by the General Manager Don Roberto Vergara Kyling was accepted.Such resignation became effective the day August 31, 2011. At the same meeting Acting General Manager Don Edwards Gerardo Schleyer, who took office the 1st of September 2011, was appointed.

●	Special Session Board of December 15, 2011, Mr. Cesar Diaz Galdames General Manager of the Company was appointed.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.	Profit Sharing

Year 2012

In Fifteenth Annual General Meeting of Shareholders, held on 24 April 2012. agreed to distribute the profit for the year 2011, amount to be distributed to shareholders in proportion to its shareholding, which will result in the payment of $ 404.73235229, per share. This dividend was paid to shareholders on 17 August 2012.

Year 2011

●
In Fourteenth General Meeting of Shareholders, held on 31 March 2011, it was agreed to distribute the profit for the year 2010.  The amount will be distributed to shareholders in proportion to their participation, which will result in the payment of $ 44.051783 Chilean pesos per share, agreeing to distribute as the Company has funds available for this purpose and in any case not later than June 30, 2011.

CORPBANCA AGENCIA DE VALORES S.A.

Year 2012

●	Between January 1 and September 30, 2012, there have been no significant events to report.

a.	Board of Directors

Year 2011

●
It is reported that on April 21, Don Pablo Solari Gonzalez has resigned as General Manager of the company, which was accepted by the Board in Special Session on April 25. Also in that meeting it was agreed to appoint as interim General Manager Mr. Marcelo Sánchez García, who will exercise that position until the Board assigns a definitive General Manager.

●	On July 6, 2011, the special meeting Board No. 5, appointed a new General Manager of the Company, Mr. Ignacio Ruiz-Tagle Mena.

●
Ordinary Session Board No. 15 held on September 5, 2011, resignation as Director of the Company Mr. Alvaro Barriga Oliva, was effectedt as from the date specified thereon.   His replacement, Mr. Paul Ignacio Herrera Avalos, will assume the post.

b.	Approval of financial statements, appointment of external auditors and other

Year 2012

●
On February 27, 2012, was held the Third Annual General Meeting of Shareholders to approve the annual balance sheet for the year and other financial statements for the year ended December 31, 2011, the movements of the capital account, Report of the External Auditors, the destination of the net income for the year of 2011, the appointment of the external auditors, the renewal of the Board and, in general, treat all matters pertaining to the ordinary shareholders.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year 2011

On April 18, 2011 the Second Annual General Meeting of Shareholders, to deal with all matters for the Board and in particular the approval of the Annual General Balance and other Annual Financial Statements ended December 31 2010, the report of the External Auditors. the appointment of External Auditors and generally deal with all matters within the Board meeting, was held.

c.	Presentation of financial statements based on IFRS

Year 2011

●	As of March 31 the financial statements were presented in pro forma IFRS format, complying satisfactorily to the requirements of the Securities and Insurance in Circular No. 549 above.

CORPLEGAL S.A.

Year 2012

●	Between January 1 and September 30, 2012, there have been no significant events to report.

a.	Board of Directors

Year 2011

●	At Board Meeting held on 3 October 2011, was appointed Chairman Mr. Christian P. Canales, replacing Mr. Michael A. Poduje S.

SMU CORP S.A.

a.	Board of Directors

Year 2012

●
On January 18, 2012, SMU Corp. Inc. received communication from Mr. Mario Chamorro Carrizo Director, addressed to the Chairman of SMU Corp. SA, in which reported his resignation as Director of the Company, which sought to give effect from that date. This was communicated to the SBIF, dated January 20, 2012, as an essential.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	At the General Meeting of Shareholders, dated April 24, 2012, is named new director Ms. Pilar Dañobeitia Estades, replacing the resigned director Mr. Mario Chamorro Carrizo.

Year 2011

●
At the Special Shareholders Meeting held on June 22, 2011, it was agreed to amend the statute of SMU society CORP, increasing its Directors from 6 to 7 members, which is written dated 4 July 2011. Furthermore, the same Board it revoked the entire Board of Directors and  appointed a new one, which was composed of the following: Jorge Andrés Saieh Guzmán, Jorge Id Sanchez, Mario Chamorro Carrizo, Gerardo Schlotfeldt Leighton, Marcelo Cáceres Rojas, Manuel José Concha Ureta y Marcelo Gálvez Saldías.

●
On September 5 this year, communication was received from Mr. Jorge Id Sanchez, addressed to the Chairman of SMU, in which he reported his resignation as Director of this institution, which sought to come  into effect as of that date.

●	In Fifth Regular Session Directory, dated September 29, 2011, is named new director Mr. Javier Luck Urban, to replace the resigned director Mr. Jorge Id Sanchez.

b.	Capital increase

Year 2011-2012

●
By deed dated August 10, 2011, by increasing the share capital, amounting to MM$8.000, divided into 10,000 registered shares of the same series without par value, being a new capital of MM$16.000., Divided into 20,000 shares of the same series without par value. This capital increase will be subscribed by its shareholders CORPBANCA (51%) and SMU (49%), not producing the entry of new shareholders, or changes in shareholding.

Capital is aware of the following: Corpbanca $ 1.550.400.000 in August 2011, $2.529.600.000 in March 2012 and $ 1.489.600.000 SMU in August 2011, $2.430.400.000 in March 2012.

BANCO CORPBANCA COLOMBIA S.A (EX – BANCO SANTANDER COLOMBIA S.A.)

Board of Directors

Year 2012

●	In Board dated March 20, 2012, with a record number 3575, and taking into account the new structure of the Bank, the Board proceeded unanimously to accept the following resignations:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

▪	Luis Rodolfo Torres Camarena, to Vice President of Risk.
▪	Claudia Patricia Vélez Restrepo, to Vice President of Human Resources.
▪	Pedro Orellana Piñeiro, Vice President in charge of Retail Banking and SME.
▪	Carmen Martínez Briongos, Vice President in charge of Media, and
▪	Pedro Isidro Sáenz Regalado, to Vice President of Wholesale Banking.

Accepted the resignations earlier proceeded to make the following appointments, made unanimously:

▪	María Victoria Urreta Sagarduy, as new Vice President of Risk, Legal Representation under the bylaws so provide for the office of Vice President, replacing Luis Camarena Torres.
▪	Claudia Patricia Vélez Restrepo, as new Vice President of Retail Banking and SME, legal representation under the bylaws provide for the office of Vice President, replacing Pedro Orellana Piñeiro.
▪
Lilian Rocío Barrios Ortiz, as new Vice President of Media and Quality Legal Representation in accordance with the bylaws so provide for the office of Vice President, replacing Carmen Martínez Briongos.

▪	Javier Barrenechea Parra as New Vice President of Treasury, Legal Representation in accordance with the bylaws so provide for the office of Vice President, replacing Camilo Yepes.
▪	Andrea Arizala Escamilla, new Human Resources Director, replacing Claudia Patricia Velez.
▪	Andrés Felipe Caballero García, the new Director of Corporate and Institutional Banking, replacing Pedro Sáenz Regalado.

●	In Board dated July 31, 2012, with a record number 3579, and taking into account the new structure of the Bank, the Board proceeded unanimously to accept the following resignations:

- Alfredo Sanchez Belalcázar, to Vice President General Counsel and Secretary.

Accepted the resignation earlier proceeded to make the following appointments for the purposes of legal representation and general secretary, carried unanimously:

- Andrea Victoria Arizala A Escamilla, who is the Director of the Vice President of Human Resources.
- Andres Felipe Caballero Garcia, who is the Vice Director of Corporate & Institutional Banking.
- Cesar Augusto Rodriguez Martinez, he ran for the position of Secretary General.

●	In Board dated September 25, 2012, and taking into account the new structure of the Bank, the Board proceeded unanimously to accept the following appointment:

               - Eduardo Ruiz, as internal auditor

Changes in currency composition

●
By letter dated March 30, 2012, the authorized SBIF CorpBanca Chile in acquiring: "Banco Santander Colombia SA" which includes its subsidiary "Santander Investment Valores Colombia SA", " Santander Invesment Trust Colombia S.A." and " Agencia de Seguros Santander LTDA ". Divided into two stages, the first stage was conducted in the month of May with the acquisition of 51% and the second stage in the month of June with the acquisition of 40.93% to 91.93% complete one.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●
On 29 June, "Banco Santander Colombia SA" acquired 94.5009% of " Santander Invesment Trust Colombia S.A.", developing activities primarily through investment trusts, management, and real estate collateral.

Changes name

●	With Deed 2008 August 9, 2012 of Notary 23 of Bogotá (Colombia), changes its name to Banco Santander Colombia SA by Banco Corpbanca Colombia SA, you can use the acronym Corpbanca Bank.

●
With Deed 2033 of August 10, 2012 of Notary 23 of Bogotá (Colombia) changed its name to Santander Investment Securities Colombia SA Sociedad de Bolsa Comisionista, Corpbanca by Colombia SA Investment Securities Exchange Commission Merchant.

●
With Deed 2034 of August 10, 2012 of Notary 23 of Bogotá (Colombia), changes its name to Santander Colombia SA Investment Trust Trust Company, by Corpbanca Colombia SA Investment Trust Trust Company may also advertise under the acronym or Corpbanca Corpbanca Investmente Trust Company Trust

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	BUSINESS SEGMENTS

The segments information is defined by the Bank based on its different business units, which differ primarily in the risks and returns that affect them.

The reportable segments and criteria used to report to the highest Bank authority on the operation’s decision making are in accordance with IFRS 8.

The Bank’s business activities are primarily situated in the domestic market and it has strategically aligned its operations into four divisions composed of six reporting segments based on its market segmentation and the needs of its customers and trading partners.  The six reporting business segments are Large Companies and Corporate, Companies, Traditional and Private Banking, Lower Income Retail Banking, Treasury and International, and Non-banking Financial Services. The Bank manages these reporting segments using an internal profitability reporting system. Together with the above, adding a geographical disclosure on transactions submitted by the Bank in Colombia, this through the acquisition of Banco Santander Colombia and subsidiaries, and detailed situation described above. Management reviews their segments on the basis of gross operational margin and only uses average balances to evaluate performance and allocate resources.

Descriptions of each business segment are as follows:

Commercial banking

•
Large corporates  and Reals Estate Companies Division  includes companies that belong to the major economic group, specific industry, and companies with sales over US$30 million ; this division also includes real estate companies and financial institutions

•
Companies Division includes a full range of financial products and services provided to companies with sales under US$30 million. Leasing and factoring services have been included in this business segment.

Retail banking:

•
Traditional and Private Banking offers, among others, checking accounts, consumer loans, credit cards and mortgage lending to segments of middle and high income. Retail Banking includes consumer loans, personal loans, auto finance and credit cards.

•	The Consumer Division Banco Condell offers, among others, consumer loans, credit cards and mortgage loans to individuals with income segments between M$100 M$600.

Treasury and International

•	Primarily includes our treasury activities such as financial management, funding and liquidity as well as our international business.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Non-Banking Financial Services

•	These are services performed by our subsidiaries which include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

Applies to business operations and made by Banco Santander Colombia and subsidiaries in that country, the main business carried out in this country comes from individuals and SME Banking, Banking and Treasury businesses and institutions.

The report segments is determined by the Bank on the basis of the different business units, which differ primarily by the risks and returns that affect them.

The Bank's business activities are under the following four vice: Commercial (People, SMEs and Universities), Enterprises and Institutions, Global Wholesale Banking and Treasury.

The characteristics of each segment are described below:

Commercial

• Persons. Comprising Revenue Massive with incomes below COP $ 2 MM, average incomes with incomes between COP $ 2 MM and COP $ 5 MM, High Income earning from COP $ 5MM and COP $ 25 MM and Banking Preferential whose income exceeds COP $ 25 MM. For this bench there is a broad portfolio of products depending on the needs of each client, highlighting transactional products (checking, savings, debit cards, online), credit products (consumer credit lines, credit cards, quotas overdraft and revolving), savings and investment (savings for building construction, savings, certificates of deposit, investment 180, investment funds) and insurance protection.

• SMEs. Spanning the SMEs listed as micro-entrepreneurs with annual turnover less than U.S. $ 100 M, SME I General whose annual turnover is less than $ 1 MM, SME I Shops and Businesses with annual revenues between $ 100M and $ 1MM and SME II that bill annually between U.S. $ 1 and U.S. $ MM 8 MM. There is a wide range of products to cater to this bank: Transaction and commissions (cash management, account management, confirming, adquirencias and insurance), credit products (working capital, asset investment, credit lines with public resources for development , revolving overdraft and card and leasing soon), savings and investment products (checking, savings, investment trusts and structured) and specialty products (cards and money funded, forwards, swaps, and buying and selling of currencies).

• Universities. Comprising public and private universities.

Companies and Institutions

• Companies. Composed Medium Enterprises with sales below COP$130,000 MM and Large Companies with sales exceeding COP$130,000 MM.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

• Institutional. Comprising public institutions (state companies and mixed capital (public and private)), private institutions (hospitals, clinics, educational institutions, religious orders, employee funds and NGOs) and Financial Institutions.

Business and Institutional provides a specialized range of financial products (legal currency, foreign currency, confirming and leasing), cash products (payments and collections).

Global Wholesale Banking

Global Banking & Markets and Corporate, which includes customer relationship model of international corporate clients managing well and multilatinos customers (including customers Chileans). Under this scheme are also managements Investment Banking and Infrastructure. It has a portfolio of specialized products for each customer needs: M & A, credit markets, treasury, cash, comex, mutual funds and infrastructure businesses.

Treasury

It has a table of customers, which is responsible for closing all cash transactions with different banks, and cash tables for managing profitable entity's own position. Additionally, Financial Management is responsible for liquidity management, balance sheet management and allocation of transfer prices for assets and liabilities.

The information disclosed below is consistent with the analysis and identification of:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Results:

As of September 30, 2012							
	Banca Comercial		Banca Minorista					
	Large Companies and Corporate	Companies	Traditional and Private Banking	Banco Condell Consumer Division	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net Interest income	30,856	41,247	41,685	13,604	(8,300)	16,635	33,278	169,005
Net services fees income	15,259	9,468	15,645	4,440	(149)	3,991	9,227	57,881
Trading and investment income, net	1,035	-	-	-	25,196	(1,356)	13,609	38,484
Foreign exchange gains (losses), net	10,656	4,483	591	-	7,295	1,536	788	25,349
Other operating revenue	-	1,670	726	-	-	3,905	9,120	15,421
Provision for loan losses	(2,523)	(14,125)	(7,720)	(5,949)	-	769	(11,265)	(40,813)
Gross Operational Margin	**55,283**	**42,743**	**50,927**	**12,095**	**24,042**	**25,480**	**54,757**	**265,327**
Other income and expenses	6,348	21	(701)	-	-	8,070	(13,811)	(73)
Total Operating Expenses	(12,700)	(18,152)	(43,687)	(13,695)	(10,881)	(36,512)	(34,228)	(169,855)
Income before taxes	**48,930**	**24,611**	**6,540**	**(1,601)**	**13,161**	**(2,963)**	**6,721**	**95,399**
Averages Loans	**4,080,203**	**1,583,080**	**2,085,989**	**140,805**	**80,347**	**148**	**1,755,509**	**9,726,081**
Averages Investments					**827,947**		**283,373**	**1,111,320**

	As of September 30, 2011							
	Business Banking		Retail Banking					
	Large Companies and Corporate	Companies	Traditional and Private Banking	Banco Condell Consumer Division	Treasury and International	Non-banking Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Net Interest income	28,736	35,219	39,427	13,376	14,100	11,401	-	142,259
Net services fees income	9,740	8,418	17,516	3,111	(299)	2,893	-	41,379
Trading and investment income, net	2,650		-	-	45,785	8,689	-	57,124
Foreign exchange gains (losses), net	10,851	3,995	139	-	(8,829)	698	-	6,854
Other operating revenue	-	2,340	-	-	-	5,218	-	7,558
Provision for loan losses	(10,476)	(6,122)	(12,298)	(4,504)	-	(885)	-	(34,285)
Gross Operational Margin	**41,501**	**43,850**	**44,784**	**11,983**	50,757	**28,014**	-	**220,889**
Other income and expenses	2,207	168	17	-	-	(2,160)	-	232
Total Operating Expenses	(8,777)	(23,498)	(36,260)	(12,762)	(8,699)	(21,069)	-	(111,065)
Income before taxes	**34,931**	**20,520**	**8,541**	(779)	**42,058**	**4,785**	-	**110,056**
Averages Loans	**2,931,665**	**1,293,485**	**1,716,893**	**135,876**	**86,741**	**161**	-	**6,164,821**
Averages Investments					**812,908**		-	**812,908**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b)         Assets and Liabilities

(*)	Loans net of allowances include amounts due from banks at September 30, 2012 and December 31, 2011.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -	CASH AND CASH EQUIVALENTS

a)	Detail of cash and cash equivalents

The detail of the balances included under cash and cash equivalents is as follows:

(1)	Corresponds to those financial instruments in the trading portfolio and available-for-sale financial instruments with maturities that do not exceed three months from the date of acquisition.

(2)	Corresponds to those investments purchased under agreements to resell with maturities that do not exceed three months from the date of acquisition.

The level of cash and deposits at the Central Bank of Chile meets the monthly average reserve requirements.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Items in course of collection

Items in course of collection correspond to those transactions where only the remaining settlement will increase or decrease the funds at the Central Bank of Chile or in foreign banks, usually within 12 or 24 hours following the close of each fiscal year.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -	LOANS AND RECEIVABLES FROM BANKS

a)	As of September 30, 2012, 2011 and December 31, 2011, loans and receivable from banks are as follows:

b)	The movement in the provisions for bank loans losses as of September 30, 2012, 2011 and December 31, 2011 are as follows

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	LOANS AND RECEIVABLES FROM CUSTOMERS

a)	Loans and receivabkes from customers

As of September 30,2012, 2011 and December 31, 2011, the composition of the loan portfolio is a follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b)	Allowances

The changes in allowances for loan losses during 2012 and 2011 are summarized as follows

Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as January 1, 2012	**57,828**	**44,672**	**102,500**
Impaired portfolio writte-offs:			
Commercial loans	(7,668)	(7,775)	**(15,443)**
Mortgage loans		(2,963)	**(2,963)**
Consumer loans		(30,932)	**(30,932)**
Total Wruite-offs	(7,668)	(41,670)	**(49,338)**
Established provision	38,521	45,710	**84,231**
Released provision	(24,285)	(8,458)	**(32,743)**
Adquisición Colombia (1)	16,789	41,930	**58,719**
Impairment	-	-	-
Impairment reversal	-	-	-
Diferencia T/C (2)	1,530	-	**1,530**
Balances as of September 30, 2012	**82,715**	**82,184**	**164,899**

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as January 1, 2011	**54,355**	**49,860**	**104,215**
Impaired portfolio writte-offs:			
Commercial loans	(9,677)	(11,299)	**(20,976)**
Mortgage loans		(1,782)	**(1,782)**
Consumer loans		(31,676)	**(31,676)**
Total Wruite-offs	(9,677)	(44,757)	**(54,434)**
Established provision	42,863	51,307	**94,170**
Released provision	(29,713)	(11,738)	**(41,451)**
Impairment	-	-	-
Impairment reversal	-	-	-
Balances as of december 31, 2011	**57,828**	**44,672**	**102,500**

(1)
Adquisición Colombia: NIC 27 indica que los ingresos y gastos de una filial se incluirán en los estados financieros consolidados (matriz) desde la fecha de la adquisición, descrita en la nota 8 de estos estados financieros. La adquisición tiene un componente de colocaciones y su respectiva provisión de riesgo valorizados de acuerdo a NIIF 3.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2)
Diferencia T/C: NIC 21 prescribe el tratamiento que afecta a los activos y pasivos, el goodwill y los ajustes a valor razonable por las variaciones de la tasa de cambio desde la moneda funcional a la moneda de presentación.

NOTE 8 -	INVESTMENTS IN COMPANIES

a)	General aspects of the operation

, CorpBanca domiciled in Chile, acquired 51% and 40.93% on May 29 and June 22, 2012 respectively, of the voting shares of Banco Santander Colombia SA (BSC), currently Banco Corpbanca Colombia S.A domiciled in Colombia, with a total participation 91.93%, The social object is focused on raising funds in the current account and the uptake of other deposits and term, with the main purpose of active credit operations and conducting other activities authorized to banking establishments. It also features a complementary business to its core business, through its subsidiaries Santander Investment Valores S.A Comisionista de Bolsa (currently Corpbanca Investment Valores S.A Comisionista de Bolsa) commission, with a share of 94.94%, and Santander Colombia SA Investment Trust (currently Corpbanca Investment Trust Colombia S.A.), trust company, with a stake of 94.5009%.

b)	Banco Santander Colombia, S.A currently Banco Corpbanca Colombia S.A.

Banco Corpbanca Colombia, SA has a 3.0% market share in loans and 3.1% in deposits, data to August 2012. His strategy has prioritized: i) selective growth, ii) low risk, high provision coverage, along with iii) a comfortable liquidity and adequate capitalization levels. On August 2012 its assets were approximately U.S. $ 4,980 million and its loan portfolio of over U.S. $ 3,360 million (with a ratio of 60% versus 40% for loans to companies and individuals). Banco Corpbanca Colombia S.A. has shown increasing returns, registering at August  2012 an annualized return on equity of around 15.9%, with an indicator of 11.9% Basel.

c)	The main reasons for the purchase

With this acquisition, CorpBanca looking accompany Chilean companies in their regional expansion and at the same time, participate in the growing Colombian banking market, one of the most attractive worldwide. This potential based on solid economic prospects of Colombia (rated at investment grade by Standard & Poor's, Moody's and Fitch Ratings) and low penetration currently shows its banking industry (35% versus 73% financial system lending to GDP in Colombia and Chile, respectively). The high professional level executives and employees exhibiting the Colombian capital market and the expertise to successfully develop CorpBanca their work in a banking system like Chile's deepest, are two of the key issues underlying the expected success this acquisition.

Thus, CorpBanca is building a platform for growth and increased profitability, and increased profit generation in the future. Additionally, the capital increase associated with this transaction will enable the bank to strengthen its capital position and enhance its ability to grow in Chile.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CorpBanca is buying a first class bank in Colombia. The high quality of its executives, clients, portfolio and depositor base and its clear and detailed strategic plan are the characteristics that give confidence to operate in that market, and thus to continue its development without the need to implement changes .

a)	Details of assets acquired and liabilities assumed

The fair value of identifiable assets and liabilities of BSC to the date of acquisition was:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Considerations of importance in relation to the acquisition:

i.	The fair values presented here have been determined on temporary basis and are being determined by qualified professionals, independent of CorpBanca and subsidiaries (the Group)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and its external auditors, as well as independent of each other. In relation to this, there are the following considerations:

▪
If the initial accounting for a business combination is incomplete by the end of the accounting period in which the combination occurs, the Group will report in its financial statements provisional amounts for the items whose accounting is incomplete. During the measurement period, the CorpBanca retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed at the date of acquisition and that, had they been known, would have affected the measurement of the amounts recognized at that date. During the measurement period, the acquirer shall also recognize additional assets or liabilities if new information about facts and circumstances that existed at the date of acquisition and that, had they been known, would have resulted in the recognition of those assets and liabilities as of that date . The measurement period ends as soon as the Group receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that no one can get more information. However, the measurement period will not exceed one year from the date of acquisition, above.

▪
This business combination was accounted for using the purchase method from the date of purchase, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Taken into consideration potential voting rights that presently are exercisable or convertible when assessing control.

▪	The Group valued the goodwill at the acquisition date, taking into account:

✓	fair value of the consideration transferred;
✓	recognized amount of any non-controlling interest in the acquiree, plus
✓	If the business combination is achieved in stages, the fair value of the existing shares in the equity of the acquiree, less
✓	least net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

▪	In relation to the previous point, when the excess is negative, a gain on sale on favorable terms is recognized immediately in profit (not the case of this combination).

▪
The fair value of intangible assets and deferred tax their (primarily customer relationship, licenses, etc.) has been determined provisionally pending the completion stage of that independent valuation. See more detail in Note 18 of these financial statements.

▪
At the acquisition date, a contingent liability is determined by a fair value MCh$2,868 as a result of legal contingencies (including in letter e) of the table above). At the close of the reporting period under review, the contingent liability is reassessed and determined no variations on it.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

▪
The fair value of loans and receivables (including item due to banks) amounted to MCh$ 1,646,742 (letter d) of the table above) and the gross amount of MCh$1,626,284. None of these receivables is impaired in value and are expected to charge the total amount of the contracts.

▪
The goodwill of MCh$197,245 recognized is attributed to the expected synergies and other benefits arising from the combination of the assets and activities of BSC in conjunction with CorpBanca and subsidiaries (described mainly in previous title "c) Main reasons for purchase") . Not expected to be deductible goodwill mentioned income tax.

▪
If new information is obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date identifies adjustments to amounts previously submitted or Further there any acquisition date will be reviewed acquisition accounting.

ii.	CorpBanca has elected to measure the non-controlling interest in the acquiree at fair value. This value was estimated by applying a discounted earnings approach.

iii.
From the date of acquisition, BSC contributed MM $ 9,443 to Net interest income, MM $ 2,229 to net commission income, MM $ 11,744 to net operating revenue and MM $ 4,530 to the profit for the period before income tax. If the combination had occurred at the beginning of the year (January 1, 2012), operating income from continuing operations for the period of BSC, under IFRS, have been MM $ 90,185 and operating income of the Group, ie consolidated, have been MM $ 239,555. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, arising from the acquisition date would have been the same if the acquisition had occurred on January 1, 2012.

iv.
Transaction costs related to the acquisition of MCh$246, primarily legal fees and external due diligence costs were charged to the administrative status of consolidated income and are part of cash flows from operations in the state of cash flows.

v.
The total consideration transferred operation MCh$557,612 (see letter f) above table). Net cash received for cash flow purposes, MCh$458,292, according to the determination explained in point g) above.

vi.
The Group offered and issued, in priority to its shareholders, pay 43 billion of shares, ordinary, no par value, the fixed unit price reached $6.25 (six point twenty-five dollars), as part of the purchase of BSC reaching a fair value of MCh$268,124. Costs attributable to the issue of those equity instruments were charged directly to equity as an issue discount (negative premium).

vii.	In the purchase agreements are not certain contingent consideration.

viii.
Both the goodwill arising from the acquisition of a foreign operation (BSC case and other group entities), as practiced fair value adjustments to the carrying amounts of assets and liabilities as a result of the acquisition of that business, should be treated as assets and liabilities of the same. This means they are expressed in the functional currency of that operation (BSC case and other group entities, Colombian peso functional currency), and will be converted to the closing exchange rate (exchange rate for COP to CLP effects Matrix accounting in Chile). According to this, we found a difference of change in the accounts of valuation, for a debit of MCh$38,750.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	PURCHASE AND SALE OF PROPERTY, PLANT AND EQUIPMENT

The movement of fixed assets at September 30, 2012 and December 31, 2011:

Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2012	44,100	5,163	7,962	57,225
Purchases	289	1,180	328	1,797
Disposals	-	(1)	(3)	(4)
Depreciation	(2,445)	(1,331)	(1,312)	(5,088)
Other	(1)	(2)	(13)	(16)
Acquisition Colombia	8,456	2,924	2,403	13,783
Balances as of September 30, 2012	**50,399**	**7,933**	**9,365**	**67,697**

	Edificios y Terrenos	Equipos	Otros	Total
	MM$	MM$	MM$	MM$
Balances as of January 1, 2011	43,551	5,162	4,717	53,430
Purchases	2,957	1,509	4,335	8,801
Disposals	(51)	(306)	(1)	(358)
Depreciation	(2,358)	(1,216)	(1,232)	(4,806)
Other	1	14	143	158
Balances as of December 31, 2011	**44,100**	**5,163**	**7,962**	**57,225**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	CURRENT ACCOUNTS, DEMAND DEPOSITS, TIME DEPOSITS AND SAVING ACCOUNTS

At September 30, 2012 and December 31, 2011, the caption is as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11-	DEBT ISSUED AND OTHER OBLIGATIONS

At September 30, 2012 and December 31, 2011, the caption is as follows:

As of September 30 2012	As of December 31 2011
	MCh$	MCh$
Debt issued		
Letters of credit	154,158	180,750
Bonds	1,029,493	933,759
Subordinated bonds	538,893	408,264
Subtotal	**1,722,544**	**1,522,773**
Other financial liabilities		
Public Sector liabilities	12,228	14,885
Borrowings from domestic financial institutions	4,711	5,168
Foreign borrowings	1,558	-
Subtotal	**18,497**	**20,053**

Por vencimiento corto y largo plazo

	As of September 30, 2012		
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$
Letters of credit	131,629	22,529	154,158
Bonds	907,616	121,877	1,029,493
Subordinated bonds	531,476	7,417	538,893
Debt issued	**1,570,721**	**151,823**	**1,722,544**
Other financial liabilities	**10,037**	**8,460**	**18,497**

	As of December 31, 2011		
	Long Term	Short Term	Total
	MCh$	MCh$	MCh$
Letters of credit	155,402	25,348	180,750
Bonds	849,297	84,462	933,759
Subordinated bonds	384,951	23,313	408,264
Debt issued	**1,389,650**	**133,123**	**1,522,773**
Other financial liabilities	**8,952**	**11,101**	**20,053**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a)	Off-balance commitments and responsibilities:

The Bank, its subsidiaries and its New York branch maintain off-balance sheet accounts; the following most significant balances related to commitments and customary banking responsibilities

The information above only includes the most significant balances.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b)	Pending lawsuits

b.1) CorpBanca

At September 30, 2012 and December 31, 2011, the Bank has lawsuits pending against him for credit-related lawsuits and others, most of whom, according to the Legal Services Division Manager of the Bank, no risk of significant losses.

b.2) CorpBanca Corredores de Bolsa S.A.

According to the prosecution, to September 30, 2012 and December 31, 2011, the brokerage has no pending lawsuits against them, they represent significant risk of loss to the Company.

•
At September 30, 2012 and December 31, 2011, the company has taken steps to pre-judicial collection which have not had the expected results, so it will begin legal action, according to the prosecution they could make a loss to the Company, in the event of failure to achieve recovery of amounts due from customers for this the Company has proceeded to make full provision in its financial statements that amount totaled MM$99 to September 30, 2012 (MM$99 at December 31, 2011).

•
Before the Fifth Criminal Court of Santiago, the cause for the crime of fraud docket No. 149913-7, under criminal complaint at the summary filed by the Banco del Estado de Chile, cause in which the subsidiary CorpBanca Corredores de Bolsa S.A. not a party, seized, in the opinion of the Company, improperly Time Deposit No. 00243045 in the amount of MM$43 (historical), Concepción S.A. Corredores de Bolsa, Stock Brokers today CorpBanca Corredores de Bolsa S.A., acquired its first beneficiary, be considered "corpus delicti". This term deposit is fully provisioned, which is presented net of provision in the notes receivable account in the financial statements of the subsidiary.

b.3) Other companies included in the consolidation of Financial Statements.

At September 30, 2012 and December 31, 2011, these companies have no lawsuits pending against it, representing significant risk of loss. These entities are:

• CorpBanca Administradora General de Fondos S.A.
• CorpBanca Asesorías Financieras S.A.
• CorpBanca Corredores de Seguros S.A.
• CorpLegal S.A.
• CorpBanca Agencia de Valores S.A.
• CorpBanca Sucursal de Nueva York.
• SMU CORP S.A.
• Banco Santander Colombia.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c)	Contingent loans

The following table shows the contractual amounts of the transactions which require the Bank to grant loans and the amount of provisions made by the credit risk assumed:

d)	Responsibilities

The Bank and its subsidiaries have the following responsibilities under the normal course of business:

In particular a subsidiary CorpBanca Corredores de Bolsa S.A. has the following information regarding custody of securities:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The brokerage conducts its custody proceedings in accordance with the provisions of the SVS Circular No. 1962 of January 19, 2010, segmenting the escrow unrelated and related to that: a) not subject to administrative custody, b) Administration portfolio c) Administration of voluntary pension savings by segmenting their amounts between nationals and foreigners, also by type of instruments Equity instruments (IRV), Fixed Income instruments (IRF), Financial Intermediation instruments (IIF) and others, also including the percentage of those held in the Central Securities Depository (DCV).

In particular a subsidiary Corpbanca Agencia  de valores de Bolsa S.A., has the following information regarding custody of securities:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The agency conducts its custody proceedings in accordance with the provisions of the SVS Circular No. 1962 of January 19, 2010, segmenting the escrow unrelated and related to that: a) not subject to administrative custody, b) Administration portfolio c) Administration of voluntary pension savings by segmenting their amounts between nationals and foreigners, also by type of instruments Equity instruments (IRV), Fixed Income instruments (IRF), Financial Intermediation instruments (IIF) and others, also including the percentage of those held in the Central Securities Depository (DCV).

e)	Guarantees Granted

e.1) Corpbanca

Assets given as collateral

e.2) CorpBanca Corredores de Bolsa S.A.

Direct commitments. At September 30, 2012 and December 31, 2011, the Company has no direct commitments.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Security interests in corporate assets constituted in favor of third party obligations. At September 30, 2012 and December 31, 2011, the Company has no assets constituted security interests in favor of third parties.

Personal guarantees. At September 30, 2012 and December 31, 2011, the Company has not given personal guarantees.

Guarantees for transactions.

Year 2012

•
Pursuant to Article 30 and 31 of Law No. 18,045 (Securities Act), the Company has established a guarantee through Compañía de Seguros de Crédito Continental S.A., for an amount of UF4.000 due to 22 April 2014, designating the Bolsa de Comercio de Santiago depository and custody of the policy. Pursuant to Articles 30 and 31 of Law No. 18,045 (Securities Act), the Company has established a guarantee through Compañía de Seguros de Crédito Continental S.A., for an amount of UF4.000 due to April 22, 2012, designating the Santiago Stock Exchange depository and custody of the policy.

•	The Company holds shares on the Stock Exchange, to ensure simultaneous operations in the amount of MCh$7,276 (MCh$7,073 in 2011).

•
There are guarantees provided by U.S$100,000 equivalent to MCh$50 and U.S$30,137.69 equivalent to MCh$15 (U.S$ 40,000 equivalent to MM$19 and US$100,000 equivalent to MM$42 in 2011), to ensure the operations with foreign traders.

•
The Company maintains the Stock Exchange Santiago Stock Exchange, fixed income securities to ensure operations in the Clearing and Settlement in September 2012 by MM$5,033 (MM$2,506 in 2011) also supplemented this warranty with cash amounting to MM$55.

•
On August 21, 2012 was extended policy with Chubb de Chile General Insurance Company, in order to anticipate possible situations of infidelity officer, and their allowance amounting to U.S. $ 10 million. being the new expiry date of September 29, 2012, dated September 29, 2012 was extended Insurance Policy with Chubb de Chile insurer was maturing September 29, 2012, the maturity of this new extension is the September 29, 2013 and is a direct beneficiary Corpbanca SA Stockbrokers

Year 2011

•
Pursuant to Article 30 of Law No. 18,045 (Securities Act), the Company has established a guarantee through Credit Insurance Company Continental SA, in the amount of UF 4000 due on April 22, 2012, designating the Santiago Stock Exchange creditor representative beneficiaries, and this is the depository and custody of the policy.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•
On July 30, 2011, was extended Insurance Policy with Chubb OF CHILE insurer whose maturity was the July 30, 2011, in order to anticipate possible situations of officer impropriety, with coverage up to USD$ 10,000. 000. The maturity of this policy was August 29, 2011 and  CorpBanca Corredores de Bolsa S.A. is a direct beneficiary.

•
On August 29, 2011, a process to renew the Policy with Chubb Insurance Company of Chile General, in order to anticipate possible situations of officer impropriety, with coverage up to USD$ 10,000,000 was instituted. The maturity of this policy is August 29, 2012 and  CorpBanca Corredores de Bolsa S.A. is a direct beneficiary.

•
The Company has in the Santiago Stock Exchange, Stock Exchange fixed income securities to ensure operations in the Clearing House Settlement Service in December 2011 of MM$3,436. Also in this category are actions to ensure simultaneous operations delivered of MM$7,073. Finally in December 2011 there are collaterals USD$30,137.62 or MM$14, to ensure operations with foreign traders and USD$100,000 equivalent to MM$52.

Other guarantees. At September 30, 2012 and December 31, 2011, the Company guarantees to support lending by Corpbanca. At September 30, 2012 there are no guarantees (December 31, 2011 to MCh$52,467, due on January 17, 2012).

e.3) Banco Corpbanca Colombia S.A. (Ex – banco Santander Colombia S.A.)

Collateral for transactions

Deposit Insurance: According to External Circular 050 of 2009, Financial Superintendence of Colombia, Deposit insurance administered by FOGAFIN, aims to guarantee the debts by financial institutions registered with the Fund, including the Bank Corpbanca Colombia SA, in the event that these are subject to compulsory administrative liquidation. This deposit insurance is offered as a guarantee to savers and depositors, to the extent that restores completely or at least partially the amount deposited, according to current legislation.

The depositors or savers of financial institutions registered in FOGAFIN, corresponding to natural or legal persons covered debts holders are beneficiaries of deposit insurance by simply making the process of opening the product covered by it. For the month of September bookkeeping insurance is $ 4.693.977.640 Colombian peso Chilean peso equivalent of $ 1,236 MM.

e.4) Other companies included in the consolidation of Financial Statements.

At September 30, 2012 and December 31, 2011, these companies have no guarantees given that must be disclosed in the financial statements. These entities are:

• CorpBanca Administradora General de Fondos S.A.
• CorpBanca Asesorías Financieras S.A.
• CorpBanca Corredores de Seguros S.A.
• CorpLegal S.A.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

• CorpBanca Agencia de Valores S.A.
• CorpBanca Sucursal de Nueva York.
• SMU CORP S.A.

f)    Other Liabilities

f.1) CorpBanca

•
The Bank is authorized to pass on to their customers obligations Deferred customs duties on import of goods for leasing, transfers that materialize prior authorization of the National Customs Service. At September 30, 2012 and December 31, 2011, the Bank has transferred its clients duty obligations.

At September 30, 2012 and December 31, 2011 signed leasing contracts whose goods have been delivered amounted to MM$60,930 and MM$60,959, respectively.

f.2) CorpBanca Corredores de Seguros

Year 2012

In order to comply with the provisions of Article 58 No letter d) of DFL 251 of 1930 which states that "Insurance Brokers, in order to operate, must meet the requirement of insurance policies as determined by the Superintendent of securities and Insurance, to respond to the correct and full compliance with the obligations arising from their business and especially for damages that may result to policyholders who contracted through them, "is that the Company has contracted with Consorcio Nacional de Seguros S.A. the following policies, which is effective beginning April 15, 2012 and the maturity on April 14, 2013:

Year 2011

•
To comply with Article 58° letter d) of DFL 251 of 1930 which states that "Insurance brokers, in their business activities, must comply with the requirement to contract insurance policies as determined by the SVS, to correctly respond and fully comply with the obligations of their business and especially for damages that could result for insured parties that contract their policy through a broker", the Company has contracted the following policies with Consorcio Nacional de Seguros S.A. that took effect on April 15, 2011 and expire on April 14, 2012:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

f.3) CorpBanca Administradora General de Fondos S.A

Year 2012

•
At September 30, 2012 and December 31, there is no direct or indirect commitments or contingencies, lawsuits or other legal action. The Company has no restrictions or limits management of financial indicators arising from contracts or agreements signed.

•
On September 29, 2012, Corpbanca Administradora General de Fondos S.A renewed the insurance policy with Chubb de Chile Compañía de Seguros Generales S.A. order to anticipate possible situations of infidelity officer, and its expiration on 29 September 2013. On insured amount of the policy is U.S. $ 10 million

•
On August 21, 2012, Corpbanca Administradora General de Fondos S.A extended the maturity of the insurance policy held with Chubb de Chile Compañía de Seguros Generales S.A, to anticipate potential situations of infidelity maturity officer leaving the September 29, 2012

•
On August 17, 2012, Corpbanca Administradora General de Fondos S.A renewed Ballot Corpbanca Warranty to guarantee the seriousness of the Tender Offer for Portfolio Management Corporation Development Agency, maturity is November 16 , 2012. The amount of this amounts to $ 11 MM

•
On June 18, 2012, CorpBanca Administradora General de Fondos S.A took Ballot Corpbanca Warranty to guarantee the seriousness of the Tender Offer for Portfolio Management Corporation Development Agency, maturity is 16 August 2012. The amount of this amounts to MCh$11.

Year 2011

•
At December 31, 2011 and 2010, there are no direct or indirect commitments or contingencies for lawsuits or other legal action. The Company has no restrictions or limits management of financial indicators arising from contracts or agreements signed.

•
On July 30, 2010 the Chubb Insurance Policy of Chile General Insurance Company SA was renewed, in order to cover possible situations of officer impropriety , which policy expires on  July 30, 2011. The insured amount of the policy amounts to USD $ 10,000,000.

•	On July 30, 2011, Corpbanca Administradora General de Fondos S.A extended the maturity of the policy with Chubb Insurance of Chile General Insurance Company SA mentioned above to August 29, 2011.

•	On August 29, 2011, Corpbanca Administradora General de Fondos S.A extended the maturity of the policy with Chubb Insurance of Chile General Insurance Company SA mentioned above to August 29, 2011.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

f.4) CorpBanca Agencia de Valores

Year 2012

•
In compliance with article No. 30 of Law No. 18045 (Securities Act), the Company has established a guarantee by Credit Guarantee Mapfre SA, Compania de Seguros, for a total of 4,000 UF due to 01 December 2012, appointing a custodian of CorpBanca the policy.

•
On September 1, 2011, the Company has established an additional warranty through MAPFRE SA and Credit Guarantee Insurance Company in the amount of UF24.000 maturing on June 30, 2012, appointing a custodian of Corpbanca the policy. Additionally, during the month of March, the Company increased the amount of the policy at UF 15,000, it being made in UF 39,000. On June 30, 2012 the Company to renew the endorsement he had with Mapfre SA and Credit Guarantee by expanding it to 39,000 UF UF 54,000 maturing on June 30, 2013, Corpbanca being designated custodian of the policy.

Year 2011

•
Pursuant to Article 30 of Law No. 18.045 (Securities Act), the Company has entered into a guarantee through Mapfre SA and Credit Guarantee Insurance Company in the amount of U.F. 4.000 due on December 1, 2012, appointing CorpBanca as custodian of the policy.

•
On September 1, 2011, the Company extended coverage of the policy to ensure proper and complete fulfillment of all obligations as securities agent for the benefit of the creditors present or future that are or will be under the umbrellaof their brokerage operations, as noted in the article No. 30 of law 18.045; this policy amounts to UF24, 000 maturing on December 31, 2011.

f.5) Other companies included in the consolidation of Financial Statements.

At September 30, 2012 and December 31, 2011, these companies have no other obligations to be disclosed in the financial statements. These entities are:

• CorpBanca Corredores de Bolsa S.A.
• CorpBanca Asesorías Financieras S.A.
• CorpLegal S.A.
• CorpBanca Sucursal de Nueva York.
• SMU CORP S.A.
• Banco Corpbanca  Colombia S.A. (Ex  Banco Santander Colombia S.A.)

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
g) Sanction

CorpBanca Corredores de Bolsa S.A.

During the period between January 1 and September 30, 2012 and 2011, the Company and its CEO were punished with censorship applied by the Superintendencia de Valores y Seguros Exempt Resolution No. 352, issued on September 10, 2012 infringement of the General Rule No. 12 of Circular No. 1819 paragraph 2 second subparagraph, the Handbook of Rights and Obligations of Brokers Santiago Stock Exchange, of Circular No. 1920 of 2009 and Internal Communication N ° 10,659 of the Santiago Stock Exchange.

During the same period, its directors have not been sanctioned by a sanctioning body

NOTE 13 -	SHAREHOLDERS’ EQUITY

a.	Movement in Shareholders’ equity accounts (attributable to equity holders of the Bank)

At September 30, 2012 and December 31, 2011, the Bank’s issued capital is represented by the following detail, ordinary shares authorized, subscribed and paid, with no par value, detailed below:

–	Purchase and sale of shares (Treasury shares)

Year 2008

●	As of December 31, 2008, the Bank was authorized to make the acquisition of shares of its own issuance for 5,672,732,264 equivalents to 2.5% of the shares subscribed and paid.

Year 2009

●
As of December 31, 2009, the Bank has sold bank issued shares that were acquired through a Public Offer during 2008. The offer for 5,672,732,264 shares took place between December 6, 2009 and February 18, 2010.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year 2010

As of December 31, 2010 the repurchase of treasury shares process initiated in December 2009 is closed and there are no treasury shares available.

Years 2011-2012

●	There were no transactions of purchase and sale of own shares in this exercise.

–	Authorized, subscribed and paid shares

Year 2012

New Capital increase information included in Note 3 to these financial statements, letter d CorpBanca section, which is summarized below:

●
The Extraordinary General Meeting of Shareholders "hereinafter JGEA" (April 10) agreed: a) To rescind the non-placed capital increase (JEA agreed at the January 27, 2011), the Bank's capital being reduced to 250 358 194 234 ordinary shares b) Increase capital of MM $ 507,108, divided into 250 358 194 234 ordinary shares fully subscribed and paid through the issuance of 48 billion ordinary shares of no par value payment.

●
In extraordinary board meeting (May 10), it was agreed in the exercise of powers delegated by the JEA (April 10), set at the price of $ 6.25 each 43.000.000.000 cash shares, ordinary and no par value preferably be offered to shareholders, starting the period of first refusal on May 11.

●
At May 22, from the capital increase referred to in the preceding, have subscribed and paid shares corresponding to 15.633.600.000 MM $ 97,712, equivalent to approximately U.S. $ 200 million (Santo Domingo Group U.S. $ 100 million and U.S. $ 100,000 000 companies related to Corp group, Corpbanca controlling group. this Group controller informed the Bank that within approximately 12 days from this date and time of issue of the authorization of the regulatory bodies, subscribed and paid further shares in the amount of approximately U.S. $ 148 million equivalent.

●	In summary, during the period from May to June, 2012, placed a total of shares subscribed and paid by 43.000.000.000, these amounting to MCh $ 268,124, completing it as described in previous sections.

Year 2011

●
At the Special Shareholders CorpBanca dated January 27, 2011,it was  agreed to increase the bank's capital through capitalization of retained earnings for 2009 and issuance  of ordinary shares for payment 40.042.815.984 (without par value, which represent 15% of new equity).

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	In Special Session of Board of Directors dated May 25 agreements were made which aim to:

▪	Provide shareholders under preference rights 25,500,000,000 cash shares, without par value.

▪
The following periods are set to offer preferred options (all within the year 2011): a) First period: Between June 3 and July 2, b) second period: between July 3 and Aug. 1 and c) third quarter: from August 2 to August 31.

▪	The issue will be offered preferentially to the Bank's shareholders, who have the right to subscribe to new shares at 0.1123797088 per share recorded in the Register of Shareholders on May 28, 2010.

●	At the Special Session of Board of Directors dated June 2, 2011, it was agreed:

▪	To set at $ 7.35 the price of each of the above shares in the quantity of 25,500,000,000.

▪	Periods are ratified (agreed on May 25, 2011) to offer preferred stock to shareholders.

●
In short, to June 30, 2010, the Bank's paid-up capital is represented by 228.306.683.253 shares, which are composed of 226.909.290.577 subscribed and paid common shares, without par value (figures at December 31, 2010) and 1,397,392,676 shares placed in 2011, the latter from the situations described in previous sections.

●	During the period June-August 2011, placed a total subscribed shares paid up for the quantity of 23.448.903.657, such payment amounting to MM$172,594.

Year 2010

As of December 31, 2010, the Bank’s issued capital consists of 226,909,290,577 ordinary shares authorized, subscribed and paid, with no par value (same situation at December 31, 2009).

–	Capitalization of earnings

Year 2011

●	At the Special Shareholder´s meeting held on January 27, 2011 it was agreed to capitalize retained earnings at December 31, 2009 in the amount of MCh$106,869.

–	Distribution of dividends (see letter c) of this note

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year 2011

●	Respect of the profits for the year 2011, the Annual General Meeting of Shareholders held on February 28, 2012, GM agreed to distribute profits by $ 122,849 corresponding to 100% of the net.

Year 2010

●	At the Bank’s Ordinary General Shareholder’s meeting held on February 24, 2011 it was agreed to a dividend distribution of MCh$119,043 equivalent to 100% of the net income for the year 2010.

Year 2009

●	At the Bank’s Ordinary General Shareholder’s meeting held on February 25, 2010 it was agreed to a dividend distribution of MCh$85,109 equivalent to 100% of the net income for the year 2009.

Year 2008

●	At the Bank’s Ordinary General Shareholder’s meeting held on February 26, 2009 it was agreed to a dividend distribution of MCh$56,310 equivalent to 100% of the net income for the year 2008.

a.	The list of major shareholders

The distribution of shares at September 30, 2012 and December 31, 2011 is as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Common Stock 2012	
	N° of Shares	Share %
Corp Group Banking S.A.	134,540,870,345	45.86232%
Compañía Inmobiliaria y de Inversiones SAGA Limitada	22,434,435,510	7.64745%
CorpGroup Inversiones Bancarias Limitada	11,923,200,000	4.06438%
Moneda S.A. AFI para Pionero Fondo de Inversión	8,600,000,000	2.93157%
Banco de Chile por cuenta de Terceros no Residentes	8,187,691,508	2.79102%
Sierra Nevada Investments Chile Dos Ltda.	7,806,400,000	2.66105%
Cía. de Seguros Corpvida S.A.	6,148,916,714	2.09604%
Banco Itaú por cuenta de Inversionistas	6,112,553,162	2.08365%
SN Holding S.A.	5,413,342,266	1.84530%
Deutsche Bank Trust Company Americas (ADRS)	4,244,348,000	1.44681%
CRN Inmobiliaria Limitada	4,094,312,030	1.39567%
Banco Santander por cuenta de Inv. Extranjeros	4,034,133,462	1.37516%
CorpBanca Corredores de Bolsa S.A.	3,976,512,406	1.35551%
Inv. Las Nieves S.A.	3,790,725,224	1.29218%
AFP Provida S.A. para Fdo. Pensión C	3,627,903,651	1.23668%
Banchile C de B S.A.	3,160,835,647	1.07747%
AFP Habitat S.A. para Fdo. Pensión C	3,103,724,264	1.05800%
Inversiones y Valores Limitada	2,962,741,051	1.00994%
AFP Capital S.A. Fondo de Pensión Tipo C	2,791,264,486	0.95149%
Celfin Capital S.A. C de B	2,737,001,960	0.93299%
Otros Accionistas	43,667,282,548	14.88531%
Total	**293,358,194,234**	**100.00000%**

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Common Stock 2011	
	N° of Shares	Share %
Corp Group Banking S.A.	128,253,046,085	51.22782%
Compañía Inmobiliaria y de Inversiones SAGA Limitada	23,084,435,510	9.22056%
Moneda S.A. AFI para Pionero Fondo de Inversión	7,547,376,000	3.01463%
Banco de Chile por cuenta de Terceros no Residentes	5,907,402,949	2.35958%
SN Holding S.A.	5,413,342,266	2.16224%
Cía. de Seguros Corpvida S.A.	5,247,617,878	2.09604%
Banco Itaú por cuenta de Inversionistas	4,717,743,703	1.88440%
Inv. Las Nieves S.A.	3,790,725,224	1.51412%
CRN Inmobiliaria Limitada	3,494,174,016	1.39567%
CorpBanca Corredores de Bolsa S.A.	3,414,088,765	1.36368%
AFP Provida S.A. para Fdo. Pensión C	3,287,837,485	1.31325%
Banco Santander por cuenta de Inv. Extranjeros	3,139,064,347	1.25383%
The Bank of New York según Circular N° 1375 de la SVS	2,869,580,000	1.14619%
Banchile C de B S.A.	2,717,839,791	1.08558%
Inversiones y Valores Limitada	2,528,466,986	1.00994%
AFP Habitat S.A. para Fdo. Pensión C	2,502,376,082	0.99952%
AFP Capital S.A. Fondo de Pensión Tipo C	2,463,218,506	0.98388%
Inmob. e Inversiones Boquiñeni Ltda.	2,353,758,526	0.94016%
Celfin Capital S.A. C de B	2,255,046,125	0.90073%
Omega Fondo de Inversión Privado	2,216,950,089	0.88551%
Otros Accionistas	33,154,103,901	13.24267%
Total	**250,358,194,234**	**100.00000%**

c.	Dividends

The distribution of dividends of the company is as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.	At September 30, 2012 and 2011, the composition of the basic earnings and diluted earnings is as follows:

e.	Valuation Accounts

Fair value reserve. This includes the cumulative net change in fair value of investments available for sale, the above until the investment is recognized or there is a need for provisions for impairment.

Translation Reserves. Includes the effects of translating the financial statements of the New York branch and subsidiaries in Colombia whose functional currencies are U.S. dollar and Colombian peso respectively,reporting currency of CorpBanca, being the Chilean Peso.

Accounting Reserves Cash Flow Coverage. Coverage includes the effects of exposure to changing cash flows attributed to a particular risk associated with assets and / or liability recognized, which can affect the profit or loss.

Reserves Investment Accounting coverage abroad. Corresponds to adjustments for net investment hedge of the foreign, cited above.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Below are the economic effects and income taxes between 2012 and 2011:

Comprehensive income for the year	2012 MCh$	2011 MCh$
Financial instruments available-for-sale		
Balances as of January 1	(2,775)	(1,517)
Losses and gains by appreciation of portfolios and other adjustment	(183)	(1,258)
Total	**(2,958)**	**(2,775)**
Coverage abroad		
Balances as of January 1	(301)	963
Losses and gains by appreciation of portfolios and other adjustment	1,133	(1,264)
Total	**832**	**(301)**
Cash flow coverage		
Balances as of January 1	(2,576)	-
Losses and gains by appreciation of portfolios and other adjustment	761	(2,576)
Total	**(1,815)**	**(2,576)**
Exchange differences translation		
Balances as of January 1	(1,060)	(2,298)
Charge for net exchange translation	(39,929)	1,238
Total	**(40,989)**	**(1,060)**
Other comprehensive income before income taxes	**(44,930)**	**(6,712)**
Income taxes on components of other comprehensive income		
Income tax referred to financial instruments available-for-sale	984	1,017
Income tax referred to Coverage abroad	(166)	56
Total	**818**	**1,073**
Other comprehensive income net of tax	**(44,112)**	**(5,639)**

f.	Non-controlling interest

Corresponds to the net assets of subsidiaries attributable to equity instruments that do not belong directly or indirectly, to the Bank, including the part they have been attributed the profit or loss. The participation of non-controlling interest in the equity and results of the subsidiary is shown below:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 -	INTEREST INCOME AND EXPENSE

a.	At the close of the financial statements at September 30, 2012 and 2011, the composition of interest income and adjustments is as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.	At year end, the breakdown of interest expenses and adjustments is as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -	PROVISION FOR LOAN LOSSES

The changes in provision for loan losses recorded on the income statement for the yeras ended december 31, 2011 is a follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -	DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of charges to income for depreciation, amortization and impairment at September 30, 2012 and 2011, is detailed below:

b)	At September 30, 2012 and 2011, the composition of expenditure for impairment is as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -	RELATED PARTY TRANSACTIONS

In accordance with the General Banking Law and the Chilean Superintendency of Banks and Financial Institutions, individuals and companies that are related, directly or indirect1y, to the Bank or management are considered related parties.

a)	Loans granted to related parties

At September 30, 2012 and December 31, 2011, loans granted to related parties are as follows:

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Other transactions with related parties

For the period ended September 30, 2012 and 2011, the Bank entered into the fol1owing transactions with related parties for amounts exceeding UF 1,000.

These transactions were carried out at normal market prices prevailing at the day of transactions.

These transactions were carried out at normal market prices prevailing at the day of transactions.

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	INTANGIBLE ASSETS

The movement of intangible assets in the period ended September 30, 2012 and December 31, 2011 is as follows:

Integrated banking system MM$	Computer equipment system or software MM$	IT Projects MM$	Intangible arising from business combination- Colombia MM$	Others MM$	Total MM$
Balances as of January 1, 2012	6,524	309	4,395	-	1,011	**12,239**
Purchase	24	2,490	4,331	423,471	14,107	**444,423**
Disposals						
Depreciation	(880)	(1,582)	(989)	(2,385)	(137)	**(5,973)**
Other	39	6,222	(1)	-	(741)	**5,519**
Balances as of September 30, 2012	**5,707**	**7,439**	**7,736**	**421,086** 1)	**14,240**	**456,208**

	Integrated banking system MM$	Computer equipment system or software MM$	IT Projects MM$	Others MM$	Total MM$
Balances as of January 1, 2011	7,657	465	4,686	288	**13,096**
Purchase	50	161	962	937	**2,110**
Disposals	-	-	(7)	-	**(7)**
Depreciation	(1,182)	(261)	(1,119)	(93)	**(2,655)**
Other	(1)	(56)	(127)	(121)	**(305)**
Balances as of December 31, 2011	**6,524**	**309**	**4,395**	**1,011**	**12,239**

(a) Amounts compounds to the closing date of these financial statements for Goodwill in the amount of MM$ 183,685, relationship with customers and other intangibles MM$ 176,389 and MM$ 61,012. The items presented here from the date of acquisition are affected by translation difference between Colombian peso and Chilean peso. -

CORPBANCA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	SUBSEQUENT EVENTS

In the period from 1 to october 31, 2012, date of issuance of these financial statements, there have been no other subsequent events significantly affecting them.

Juan Vargas Matta	Fernando Massú Taré
Accounting Manager	Chief Executive Officer